DRIL-QUIP®

25TH ANNIVERSARY



2006 ANNUAL REPORT

Letter to our Stockholders

2006 – 25th Anniversary

Dril-Quip celebrated its 25th anniversary in April 2006. For the past 25 years Dril-Quip has been providing the oil and gas industry with quality products and services, becoming a leading supplier of equipment in the industry. Our technological expertise, manufacturing experience and recognized high performance have allowed us to meet the challenges of our industry by providing innovative equipment solutions for offshore exploration and production developments.

We have carefully pursued a strategy to increase our productivity, reduce costs, maintain growth and position ourselves for a growing market. We have vertically integrated our manufacturing operations, differentiating Dril-Quip from its competitors. We believe this strategy improves quality and delivery while reducing costs. All Dril-Quip operations have a commitment to design, manufacture and deliver high quality products and services. We manufacture essentially all of our products in-house from high grade steel forgings produced by the Company's forging facility.

The merits of our business strategy were never more evident than in 2006, a year in which Dril-Quip achieved record sales, record income and record backlog.

Financial Highlights

Record revenues for the 12 months ended December 31, 2006: $442.7 million compared to $340.8 million for 2005.

Record net income: $86.9 million compared to $32.6 million for 2005.

Record earnings per diluted share: $2.15 compared to $0.90 per diluted share for 2005.

Record year-end backlog: $336.0 million compared to $248.0 million in 2005.

For the last 25 years we have expanded our global presence to better serve our customers. During 2006 we continued to invest in future markets by expanding our operations in Brazil, Houston and Singapore. The Company also opened customer support operations in both China and Egypt with a goal of expanding our business in these active areas. The Company currently has manufacturing operations on four continents and service and sales offices in essentially every major oil-producing region of the world.



1981: left to right: Mike Walker, Gary Smith and Larry Reimert, the co-founders of Dril-Quip

As operators drilled and developed more complex wells in increasingly deeper waters and harsher environments Dril-Quip responded to these challenges by providing innovative solutions to assist those operators in achieving their goals. The demonstrated performance of our products has gained Dril-Quip recognition as a technology leader in the industry, enhancing opportunities for further market expansion.

During 2006 Dril-Quip products, and most significantly the BigBore™ II Subsea Wellhead Systems, were utilized in exploration programs in deepwater Gulf of Mexico. These exploration programs have resulted in a discovery reported to be one of the largest in decades in the United States, confirming the existence of large oil and gas reservoirs in ultra-deep water.

With the increase in the construction of new drilling rigs for the offshore industry in 2006 the Company was successful in marketing its capital equipment products, receiving orders for Drilling Risers, Diverters, Subsea Wellhead Connectors and related capital equipment. We also saw an increase in the number of installations of our Surface Wellheads and Trees. These increases were especially notable in the North Sea and Southeast Asia.

We were successful in increasing sales of our Subse Control Systems, further qualifying the acceptance of thi new Dril-Quip product in the industry. We received order for the supply of an integrated subsea development projec utilizing a large array of the Company's subsea product including Subsea Trees, Subsea Controls, Subsea Manifold and Flowline Connection Systems. This equipment is scheduled for installation in 2007.

Increased global demand for oil and gas has resulted in expansion of the industry's exploration and development activities. High rig utilization rates and new rig construction have led to a growth in demand for DRIL-QUIP'S products. According to industry experts, it is believed that this strong activity in both exploration and development will continue in the years ahead. We believe the fundamental market conditions that defined 2006 are still in place today. We expect these conditions to present increased market opportunities for our Company. DRIL-QUIP is well positioned to benefit from the continued expansion in our industry.

Our commitments in 2007 have not changed from past years. We continue to monitor and respond to all opportunities and challenges as they develop.

Through disciplined implementation of our strategies we believe we will achieve positive results for our shareholders, employees and customers in 2007. We expect to continue to improve the quality and reliability of existing products, develop new products and strengthen our market position. We will expand our global operating base and maintain our competitive position through continued improvements in manufacturing techniques and efficiencies.

We are committed to protecting the environment and providing a safe workplace for our employees. We practice high standards of ethics and business integrity while placing a high priority on meeting customer requirements and enhancing shareholder value. We thank our employees, customers and shareholders for their continued support.



Larry E. Reimert

Co-Chairman and
Co-Chief Executive Officer



Gary D. Smith

Co-Chairman and
Co-Chief Executive Officer



J. Mike Walker

Co-Chairman and
Co-Chief Executive Officer

Selected Highlights of DRIL-QUIP's Growth

25 YEARS



DRIL-QUIP Revenue
Platform Wellheads and Trees
Gate Valves
Subsea Production Trees
Wellhead Connectors
TLP and Spar Subsea Wellhead Systems
Diverters
Subsea Tieback Systems
Subsea Wellhead Systems
Template Systems
Mudline Suspension Systems
Specialty Connectors
DRIL-QUIP Europe, Ltd. established, Aberdeen, Scotland
DRIL-QUIP Inc. established, Houston, Texas
DRIL-QUIP opens branch office, Beverwijk, Holland
DRIL-QUIP Asia-Pacific PTE, Ltd. established, Singapore
Houston Eldridge property purchased – Forge and Heat Treat facility constructed
DRIL-QUIP opens branch office, Stavanger, Norway
DRIL-QUIP Holdings Pty., Ltd. established, Perth, Australia
DRIL-QUIP opens branch office, Esjberg, Denmark
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994

OF PROGRESS





Products
Facilities
Revenue (Millions)
$500
$400
$300
$250
$200
$150
$100
$50
$0
Flowline Connection Systems
Manifolds
Liner Hangers
Production Riser Systems
Subsea Production Control Systems
Marine Drilling Riser Systems
Surface Wellheads and Trees
Dril-Quip Oilfield Services (Tianjin) Co., Ltd. established, Tanggu, China
Dril-Quip Egypt, Ltd. established, Cairo, Egypt
Dril-Quip do Brasil, Ltda. established, Macaé, Brazil
Dril-Quip listed on New York Stock Exchange
Dril-Quip Nigeria, Ltd. established, Port Harcourt, Nigeria
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Worldwide

25 Years of Global Expansion



Dril-Quip World Headquarters, Houston, Texas



In 1981 Dril-Quip began operations on Hempstead Road in Houston, Texas, supplying specialty connectors to the oil industry in the Gulf of Mexico



Dril-Quip Eldridge location, Houston, Texas



Dril-Quip do Brasil, Ltda., Macaé, Brazil


Canada
Dril-Quip
World Headquarters
Houston, Texas
New Orleans,
Louisiana
Mexico
Dril-Quip do Brasil
Macaé, Brazil
Brazil



DRIL-QUIP Europe Ltd., Aberdeen, Scotland



DRIL-QUIP Norway, Stavanger, Norway



DRIL-QUIP Denmark, Esbjerg, Denmark



DRIL-QUIP Asia-Pacific PTE Ltd., Singapore


DRIL-QUIP
European Headquarters
Aberdeen, Scotland
Stavanger, Norway
Esbjerg, Denmark
Great Yarmouth, England
Beverwijk, Netherlands
London, England
Paris, France
Greece
Beijing, China
Tanggu, China
Japan
Kuwait
Cairo, Egypt
Qatar
Abu Dhabi
Oman
India
Vietnam
Saudi Arabia
Port Harcourt, Nigeria
Kuala Lumpur, Malaysia
Philippines
DRIL-QUIP
Asia-Pacific
Headquarters
Singapore
Indonesia
Angola
Manufacturing, Sales and Service
Sales and Service
Sales Representatives
Perth, Australia

DRIL-QUIP has grown from a small Gulf Coast company to an organization that has strategically increased its global presence with facilities and personnel in every major offshore drilling region throughout the world.

Facilities

25 Years of Manufacturing


For the first decade of operations DRIL-QUIP's major manufacturing facilities were located at its Hempstead location in Houston, Texas





All DRIL-QUIP facilities have a commitment to manufacture and deliver high quality products and services. The Company manufactures essentially all of its products in-house from high grade steel forgings produced at the Company's forge facility. Computer numerically controlled (CNC) machine tools are used for consistent high quality, precision machining and dimensional accuracy. Computer tracking systems schedule and monitor each customer's order throughout the manufacturing process, ensuring product quality and timely delivery.

The Company's quality management system assures that products are manufactured to customer specifications and applicable industry standards. DRIL-QUIP's quality management system and manufacturing facilities are ISO 9001:2000 certified, licensed to applicable API product specifications and API Q1 certified.







EXCELLENCE





DRIL-QUIP's manufacturing operations are vertically integrated, with essentially all forging, heat treating, machining, fabrication, inspection, assembly and testing performed in-house at DRIL-QUIP facilities.

Technology

25 Years of Technical



The Dril-Quip engineering staff in 1984

The Company's technological leadership in the development of innovative products and systems is a combined result of experienced engineers, in-depth in-house testing and the Company's commitment to support ongoing research and development.

Dril-Quip's Project Management organization has the expertise to properly manage the complexities of a project from concept to system installation, monitoring all aspects of the operation to provide customer satisfaction throughout project execution.

Dril-Quip manages and maintains a global service and support organization available on a 24-hour call-out basis. Company field service technicians are rigorously trained, tested and qualified to ensure the highest quality service in the installation of Dril-Quip products.





INNOVATION





Liner Hangers

Experienced technical and management personnel provide DRIL-QUIP with the ability to design, manufacture and deliver complete systems in accordance with customer specifications and applicable industry standards.

Products

25 Years of Providing

During Dril-Quip's first 25 years the Company has designed and internally developed 16 product lines that have earned recognition in the industry for their technological and operational advantages.

Dril-Quip is recognized as a leading supplier of innovative drilling and completion equipment. The Company offers a broad line of proprietary products, including specialty connectors and associated pipe, surface and subsea wellheads and production trees, mudline hanger systems, drilling and production riser systems, wellhead connectors and diverter systems.

New products include high-pressure, high-temperature drilling and completion systems, slimhole subsea wellhead systems, subsea manifold systems, subsea control systems, flowline connections and liner hangers.

Dril-Quip's large array of products can be integrated into system solutions for large-scale offshore field developments.



Dril-Quip's first subsea tree systems were installed offshore Australia in 1991







SOLUTIONS







Products/Services

Subsea Equipment

- Specialty Connectors
- Mudline Suspension Systems
- Liner Hangers
- Subsea Wellhead Systems
- Production Risers
- Tieback Connectors
- Template Systems
- Subsea Production Trees
- Subsea Control Systems
- Subsea Manifold Systems

Offshore Rig Equipment

- Completion and Workover Risers
- Wellhead Connectors
- Drilling Risers
- Diverters

Surface Equipment

- Platform Wellheads
- Platform Production Trees

Services

- Reconditioning
- Rental Tools
- Field Installation


Setting a global standard
DRIL-QUIP®
25th anniversary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number: 001-13439

Dril-Quip, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**74-2162088**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
13550 Hempstead Highway Houston, Texas	**77040**
(Address of principal executive offices)	**(Zip code)**

Registrant's telephone number, including area code: (713) 939-7711

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, $.01 par value per share	New York Stock Exchange
Rights to purchase Series A Junior Participating Preferred Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☒ *Accelerated filer* ☐ *Non-Accelerated filer* ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At June 30, 2006, the aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant was approximately $974,422,000 based on the closing price of such stock on such date of $41.22.

At February 23, 2007, the number of shares outstanding of registrant's Common Stock was 40,375,032.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Statements contained in all parts of this document that are not historical facts are forward-looking statements that involve risks and uncertainties that are beyond Dril-Quip's control. You can identify the Company's forward-looking statements by the words "anticipate," "estimate," "expect," "may," "project," "believe" and similar expressions, or by discussions of strategies or trends. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurances can be given that these expectations will prove to be correct. These forward-looking statements include the following types of information and statements as they relate to the Company:

- future operating results and cash flow;
- scheduled, budgeted and other future capital expenditures;
- working capital requirements;
- the availability of expected sources of liquidity;
- the introduction into the market of the Company's future products;
- the market for the Company's existing and future products;
- the Company's ability to develop new applications for its technologies;
- the exploration, development and production activities of the Company's customers;
- compliance with present and future environmental regulations and costs associated with environmentally related penalties, capital expenditures, remedial actions and proceedings;
- effects of pending legal proceedings; and
- future operations, financial results, business plans and cash needs.

These statements are based on assumptions and analyses in light of the Company's experience and perception of historical trends, current conditions, expected future developments and other factors the Company believes were appropriate in the circumstances when the statements were made. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly impact expected results, and actual future results could differ materially from those described in such statements. While it is not possible to identify all factors, the Company continues to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties discussed under "Item 1A. Risk Factors" in this report and the following:

- the volatility of oil and natural gas prices;
- the cyclical nature of the oil and gas industry;
- uncertainties associated with the United States and worldwide economies, including those due to political tensions in the Middle East and elsewhere;
- current and potential governmental regulatory actions in the United States and regulatory actions and political unrest in other countries;
- operating interruptions (including explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases and other environmental risks);
- the Company's reliance on product development;
- technological developments;

- the Company's dependence on key employees and skilled machinists, fabricators and technical personnel;
- the Company's reliance on sources of raw materials;
- control by certain stockholders;
- impact of environmental matters;
- competitive products and pricing pressures;
- fluctuations in foreign currency;
- the Company's reliance on significant customers;
- creditworthiness of the Company's customers;
- access to capital markets; and
- war and terrorist acts.

Many of such factors are beyond the Company's ability to control or predict. Any of the factors, or a combination of these factors, could materially affect the Company's future results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of future performance, and the Company's actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. Every forward-looking statement speaks only as of the date of the particular statement, and the Company undertakes no obligation to publicly update or revise any forward-looking statement.

PART I

Item 1. *Business*

General

Dril-Quip, Inc., a Delaware corporation (the "Company" or "Dril-Quip") designs, manufactures, sells and services highly engineered offshore drilling and production equipment that is well suited for use in deepwater, harsh environment and severe service applications. The Company's principal products consist of subsea and surface wellheads, subsea and surface production trees, mudline hanger systems, specialty connectors and associated pipe, drilling and production riser systems, wellhead connectors and diverters. Dril-Quip also provides installation and reconditioning services and rents running tools for use in connection with the installation and retrieval of its products.

Dril-Quip has developed its broad line of subsea equipment, surface equipment and offshore rig equipment primarily through its internal product development efforts. The Company believes that it has achieved significant market share and brand name recognition with respect to its established products due to the technological capabilities, reliability, cost effectiveness and operational timesaving features of these products. In 2005, Dril-Quip introduced three new products, liner hangers, subsea control systems and subsea manifolds, which are expected to broaden the market served by the Company. With the introduction of subsea control systems and subsea manifolds, the Company is now able to offer customers a fully integrated subsea production package, which will allow it to compete for the larger field development projects.

The Company's operations are organized into three geographic segments: Western Hemisphere (including North and South America; headquartered in Houston, Texas), Eastern Hemisphere (including Europe and Africa; headquartered in Aberdeen, Scotland) and Asia-Pacific (including the Pacific Rim, Southeast Asia, Australia,

India and the Middle East; headquartered in Singapore). Each of these segments sells similar products and services. The Company manufactures its products at its facilities located in Houston, Texas; Aberdeen, Scotland; Singapore and Macae, Brazil. The Company maintains additional facilities for fabrication and/or reconditioning in Norway, Denmark, and Australia. The Company's manufacturing operations are vertically integrated, allowing it to perform substantially all of its forging, heat treating, machining, fabrication, inspection, assembly and testing at its own facilities. See note 11 to the consolidated financial statements. The Company's major subsidiaries are Dril-Quip (Europe) Limited (DQE), located in Aberdeen with branches in Denmark, Norway and Holland; Dril-Quip Asia Pacific PTE Ltd. (DQAP), located in Singapore; and Dril-Quip do Brasil LTDA, located in Macae, Brazil. Dril-Quip (Nigeria) Ltd. is located in Port Harcourt, Nigeria and is a wholly-owned subsidiary of DQE.

Dril-Quip's principal customers are major integrated oil and gas companies, large independent oil and gas companies and foreign national oil and gas companies that focus on offshore exploration and production. Dril-Quip markets its products through its offices and sales representatives located in the major international energy markets throughout the world. In 2006, the Company generated approximately 65% of its revenues from foreign sales compared to 66% and 64% in 2005 and 2004, respectively.

The Company was co-founded in 1981 by Larry E. Reimert, Gary D. Smith, J. Mike Walker and an investor who is no longer affiliated with the Company. Together, Messrs. Reimert, Smith and Walker have over 100 years of combined experience in the oilfield equipment industry, essentially all of which has been with the Company and its major competitors. In addition, most of the Company's key department managers have been with the Company over 10 years, on average.

The Company makes available free of charge on its internet website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after it electronically files such reports with, or furnishes them to, the SEC. The Company's website address is http://www.dril-quip.com. Except to the extent explicitly stated herein, documents and information on the Company's website are not incorporated by reference herein.

Additionally, the Company makes available free of charge on its internet website:

- its Code of Business Conduct and Ethical Practices,
- its Corporate Governance Guidelines,
- the charter of its Nominating, Governance and Compensation Committee, and
- the charter of its Audit Committee.

Any stockholder who so requests may obtain a printed copy of any of these documents from the Company. Changes in or waivers to our Code of Business Conduct and Ethical Practices involving directors and executive officers of the Company will be posted on its internet website within five business days and maintained for at least twelve months.

Industry Overview

Both the market for offshore drilling and production equipment and services and the Company's business are substantially dependent on the financial condition of the oil and gas industry and, in particular, the willingness of oil and gas companies to make capital expenditures on exploration, drilling and production operations offshore. The level of capital expenditures has generally been dependent upon the prevailing view of future oil and gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including worldwide economic activity, interest rates and the cost of capital, environmental regulation, tax policies, and the ability of OPEC and other producing nations to set and maintain production levels and prices.

Capital expenditures are also dependent on the cost of exploring for and producing oil and gas, the sale and expiration dates of offshore leases, the discovery rate of new oil and gas reserves in offshore areas and technological advances. Oil and gas prices and the level of offshore drilling and production activity have historically been characterized by significant volatility. See "Item 1A. Risk Factors—A material or extended decline in expenditures by the oil and gas industry could significantly reduce our revenue and income."

High oil and gas prices in 2005 and 2006 resulted in oil operators increasing capital spending for both exploration and development programs. As various geopolitical issues have limited the ability of oil and gas companies to invest in areas such as Russia and the Middle East, an increasing amount of this capital spending has been in the deepwater areas in which the Company operates. However, any future decline in oil and gas prices significantly below current levels would likely have a material adverse effect on the Company's results of operations. There can be no assurance that the current oil price levels will lead to increases in exploration and development activity or that demand for the Company's products and services will reflect such increases, if any.

Products and Services

Products

Dril-Quip designs, manufactures, fabricates, inspects, assembles, tests and markets subsea equipment, surface equipment and offshore rig equipment. The Company derived approximately 84%, 85% and 83% of its revenues from the sale of its products in 2006, 2005 and 2004, respectively. The Company's products are used to explore for oil and gas on offshore drilling rigs, such as floating rigs and jack-ups, and for drilling and production of oil and gas wells on offshore platforms, TLPs, Spars and moored vessels such as FPSOs. TLPs are floating production platforms that are connected to the ocean floor via vertical mooring tethers (called tension legs). A Spar is a floating cylindrical structure approximately six or seven times longer than its diameter that is anchored in place (like a Spar buoy). FPSOs are floating production, storage and offloading monohull moored vessels.

Subsea Equipment. Subsea equipment is used in the drilling and production of offshore oil and gas wells around the world. Included in the subsea equipment product line are subsea wellheads, mudline hanger systems, specialty connectors and associated pipe, subsea production trees, valves, TLP and Spar well systems, liner hangers, multiplex subsea control systems and multiwell subsea manifolds.

Subsea wellheads are pressure-containing forged and machined metal housings in which casing hangers are landed and sealed subsea to suspend casing (downhole pipe). As drilling depth increases, successively smaller diameter casing strings are installed, each suspended by an independent casing hanger. Subsea wellheads are utilized when drilling from floating drilling rigs, either semi-submersible or drillship types, and TLPs and Spars. The Company's SS-15 Big Bore Subsea Wellhead System is designed to accommodate additional casing strings installed through a conventional marine riser and a subsea blowout preventer.

Mudline hanger systems are used in jack-up drilling operations to support the weight of the various casing strings at the ocean floor while drilling a well. They also provide a method to disconnect the casing strings in an orderly manner at the ocean floor after the well has been drilled, and subsequently reconnect to enable production of the well by either tying it back vertically to a subsequently installed platform or by installing a subsea tree.

Large diameter weld-on *specialty connectors* (threaded or stab type) are used in offshore wells drilled from floating drilling rigs, jack-ups, fixed platforms, TLPs and Spars. Specialty connectors join lengths of conductor or large diameter (16-inch or greater) casing. Specialty connectors provide a more rapid connection than other methods of connecting lengths of pipe. Connectors may be sold individually or as an assembly after being welded to sections of Company or customer supplied pipe. Dril-Quip's weld-on specialty connectors are designed to prevent cross threading and provide a quick, convenient method of joining casing joints with structural integrity compatible with casing strength.

A *subsea production tree* is an assembly composed of valves, a wellhead connector, control equipment and various other components installed on a subsea wellhead or a mudline hanger system and used to control the flow of oil and gas from a producing well. Subsea trees may be either stand alone satellite type or template mounted cluster arrangements. Both types typically produce via flowlines to a central control point located on a platform, TLP, Spar or FPSO. The use of subsea production trees has become an increasingly important method for producing wells located in hard-to-reach deepwater areas or economically marginal fields located in shallower waters. The Company is an established manufacturer of more complicated dual-bore production trees, which are used in severe service applications. In addition, Dril-Quip manufactures a patented single bore (SingleBore™) subsea completion system which features a hydraulic mechanism instead of a wireline-installed mechanism that allows the operator to plug the tubing hanger annulus remotely from the surface via a hydraulic control line and subsequently unplug it when the well is put on production. This mechanism eliminates the need for an expensive multibore installation and workover riser, thereby saving both cost and installation time. Dril-Quip's guidelineless subsea production tree is used in ultra-deepwater applications. This tree features remote multiple flowline and control connections, utilizing remotely operated intervention tools. The Company's subsea production trees are generally custom designed and manufactured to customer specifications.

A *liner hanger* is used to hang-off and seal casing into a previously installed casing string in the well bore, and can provide a means of tying back the liner for production to surface. Dril-Quip has developed a state-of-the-art liner hanger system and is in the final phase of field-performance testing. This product represents Dril-Quip's entry into the market for downhole tools and is expected to provide new market opportunities for the Company.

A *subsea control system* is used to remotely control the operations of subsea production equipment such as subsea trees and/or manifolds. In December 2005, Dril-Quip successfully delivered to an operator in the North Sea a multiplex subsea control system used to control both a subsea manifold and subsea trees. The subsea control system utilizes a "signal on power" communications system that controls a satellite subsea tree and manifold, and was designed with expansion capability to allow additional wells to be connected at a later date. Another subsea control system and subsea tree was supplied to the Dutch sector of the North Sea in the summer of 2005 and became operational in 2006. This was the first installation of Dril-Quip's fiber optics-based communications system and continues the Company's emergence into the high-tech subsea control systems market. The addition of this product expands Dril-Quip's opportunities in subsea development projects.

A *subsea manifold* is a structure located on the ocean floor consisting of valves, chokes, flowline connections and a control module used to collect and control the flow of oil and gas from subsea wells for delivery to a terminal. Dril-Quip successfully installed its first subsea manifold system in December 2005. This new product further complements the Company's product offerings for integrated system developments.

Surface Equipment. Surface equipment is principally used for flow control on offshore production platforms, TLPs and Spars. Included in the Company's surface equipment product line are platform wellheads and platform production trees. Dril-Quip's development of platform wellheads and platform production trees was facilitated by adaptation of its existing subsea wellhead and tree technology to surface wellheads and trees.

Platform wellheads are pressure-containing forged and machined metal housings in which casing hangers are landed and sealed at the platform deck to suspend casings. The Company emphasizes the use of metal-to-metal sealing wellhead systems with operational time-saving features which can be used in high pressure, high temperature and corrosive drilling and production applications.

After installation of a wellhead, *a platform production tree*, consisting of gate valves, a wellhead connector, controls, tree cap and associated equipment, is installed on the wellhead to control and regulate oil or gas production. Platform production trees are similar to subsea production trees but utilize less complex equipment and more manual, rather than hydraulically activated, valves and connectors. Platform wellheads and platform production trees and associated equipment are designed and manufactured in accordance with customer specifications.

Offshore Rig Equipment. Offshore rig equipment includes drilling and production riser systems, wellhead connectors and diverters. The *drilling riser system* consists of (i) lengths of riser pipe and associated riser connectors that secure one to another; (ii) the telescopic joint, which connects the entire drilling riser system to the diverter at the rig and provides a means to compensate for vertical motion of the rig relative to the ocean floor; and (iii) the wellhead connector, which provides a means for remote connection and disconnection of the drilling riser system to and from the blowout preventer stack. *Production risers* provide a vertical conduit from the subsea wellhead to a TLP, Spar or FPSO. The *wellhead connector* also provides remote connection/ disconnection of the blowout preventer stack, production tree or production riser to/from the wellhead. *Diverters* are used to provide protection from shallow gas blowouts and to divert gases off of the rig during the drilling operation.

Wellhead connectors and drilling and production riser systems are also used on both TLPs and Spars, which are being installed more frequently in deepwater applications. The principal markets for offshore rig equipment are new rigs, rig upgrades, TLPs and Spars. Diverters, drilling and production risers and wellhead connectors are generally designed and manufactured to customer specifications.

Certain products of the Company are used in potentially hazardous drilling, completion and production applications that can cause personal injury, product liability and environmental claims. See "Item 1A. Risk Factors—Our business involves numerous operating hazards that may not be covered by insurance." The occurrence of an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company.

Services

Services provided by Dril-Quip include field installation services, reconditioning of its products which are customer-owned, and rental running tools for installation and retrieval of its products. These services are provided from the Company's worldwide locations and represented approximately 16%, 15% and 17% of revenues in 2006, 2005 and 2004 respectively.

Field Installation. Dril-Quip provides field installation services through the use of its technicians. These technicians assist in the onsite installation of Company products and are available on a 24-hour call out from the Company's facilities located in Houston, Texas; Aberdeen, Scotland; Stavanger, Norway; Esbjerg, Denmark; Singapore; Perth, Australia; and Macae, Brazil.

Reconditioning. The Company provides reconditioning of its products at its facilities in Houston, Texas; Aberdeen, Scotland; Stavanger, Norway; Singapore; and Macae, Brazil.

Rental. The Company rents running and installation tools for use in installing its products. These tools are used to install and retrieve Company products which are purchased by customers. Running tools are available from Dril-Quip's locations in Houston, Texas; Aberdeen, Scotland; Stavanger, Norway; Esbjerg, Denmark; Beverwijk, Holland; Singapore; Perth, Australia; Tianjin, China; and Macae, Brazil.

Manufacturing

Dril-Quip has major manufacturing facilities in Houston, Texas; Aberdeen, Scotland; and Singapore. Each location conducts a broad variety of processes, including machining, fabrication, inspection, assembly and testing. The Houston facility provides forged and heat treated products to all the major manufacturing facilities.

The Company's Houston, Aberdeen and Singapore manufacturing plants are ISO 9001 and American Petroleum Institute certified. See "Properties—Major Manufacturing Facilities." Dril-Quip maintains its high standards of product quality through the use of quality assurance specialists who work with product manufacturing personnel throughout the manufacturing process by inspecting and documenting equipment as it is processed through the Company's manufacturing facilities. The Company has the capability to manufacture various products from each of its product lines at its major manufacturing facilities and believes that this localized manufacturing capability is essential in order to compete with the Company's major competitors.

The Company's manufacturing process is vertically integrated, producing, in house, a majority of its forging requirements and essentially all of its heat treatment, machining, fabrication, inspection, assembly and testing. The Company's primary raw material is cast steel ingots, from which it produces steel shaped forgings at its forging and heat treatment facility. The Company routinely purchases steel ingots from approximately four suppliers on a purchase order basis and does not have any long-term supply contracts. The Company's Houston facility provides forgings and heat treatment for its Aberdeen and Singapore facilities. The Company's major competitors depend on outside sources for all or a substantial portion of their forging and heat treatment requirements. The Company has made significant capital investments in developing its vertically integrated manufacturing capability. Prolonged periods of low demand in the market for offshore drilling and production equipment could have a greater effect on the Company than on certain of its competitors that have not made large capital investments in facilities.

Dril-Quip's manufacturing facilities utilize state-of-the-art computer numerically controlled ("CNC") machine tools and equipment, which contribute to the Company's product quality and timely delivery. The Company has also developed a cost effective, in-house machine tool rebuild capability which produces "like new" machine upgrades with customized features to enhance the economic manufacture of its specialized products. The Company purchases quality used machine tools as they become available and stores them at its facilities to be rebuilt and upgraded as the need arises. Rebuilding used machine tools allows for greater customization suitable for manufacturing Dril-Quip proprietary product lines. This provides the added advantage of requiring only in-house expertise for repairs and maintenance of these machines. A significant portion of the Company's manufacturing capacity growth has been through the rebuild/upgrade of quality used machine tools, including the replacement of outdated control systems with state-of-the-art CNC controls.

Customers

The Company's principal customers are major integrated oil and gas companies, large independent oil and gas companies and foreign national oil and gas companies. Offshore drilling contractors and engineering and construction companies also represent a minor customer base. The Company's customers are generally oil and gas companies that are well-known participants in offshore exploration and production.

The Company is not dependent on any one customer or group of customers. In 2005, the Company's top 15 customers represented approximately 62% of total revenues, with no customer accounting for more than 10% of the Company's total revenues. In 2006, the Company's top 15 customers represented approximately 61% of total revenues, with no customer accounting for more than 10% of the Company's total revenues. The number and variety of the Company's products required in a given year by any one customer depends upon the amount of that customer's capital expenditure budget devoted to offshore exploration and production and on the results of competitive bids for major projects. Consequently, a customer that accounts for a significant portion of revenues in one fiscal year may represent an immaterial portion of revenues in subsequent years. While the Company is not dependent on any one customer or group of customers, the loss of one or more of its significant customers could, at least on a short-term basis, have an adverse effect on the Company's results of operations.

Backlog

Backlog consists of firm customer orders for which a purchase order has been received, satisfactory credit or financing arrangements exist and delivery is scheduled. The Company's revenues for a specific period have not been directly related to its backlog as stated at a particular point in time. The Company's backlog was approximately $336 million at December 31, 2006, an increase of $88 million or 35% over the backlog of

$248 million at December 31, 2005. This increase in backlog is primarily due to improving worldwide market conditions resulting in increased demand for the Company's products. The Company expects to fill approximately 70% of the December 31, 2006 backlog by December 31, 2007. The remaining backlog at December 31, 2006 consists of longer-term projects which are being designed and manufactured to customer specifications requiring longer lead times. The Company can give no assurance that backlog will remain at current levels. Sales of the Company's products are affected by prices for oil and natural gas, which fluctuated significantly during 2005 and 2006. Significant future declines in oil and natural gas prices could reduce new customer orders, which would cause the Company's backlog to decline. All of the Company's projects currently included in its backlog are subject to change and/or termination at the option of the customer. In the case of a change or termination, the customer is required to pay the Company for work performed and other costs necessarily incurred as a result of the change or termination. In the past, terminations and cancellations have been immaterial to the Company's overall operating results.

Marketing and Sales

Dril-Quip markets its products and services throughout the world directly through its sales personnel in two domestic and fifteen international locations. In addition, in certain foreign markets where the Company does not maintain offices, it utilizes independent sales representatives to enhance its marketing and sales efforts. Some of the locations in which Dril-Quip has sales representatives are India, Canada, Mexico, the Philippines, Brazil, Indonesia, Malaysia, China, Japan, and the Middle East. Although they do not have authority to contractually bind the Company, these representatives market the Company's products in their respective territories in return for sales commissions. The Company also advertises its products and services in trade and technical publications targeted to its customer base. It also participates in industry conferences and trade shows to enhance industry awareness of its products.

The Company's customers generally order products on a purchase order basis. Orders are typically filled within three to six months after receipt of a purchase order, depending on the type of product and whether it is sold out of inventory or requires some customization. Contracts for certain of the Company's larger, more complex products, such as subsea production trees, drilling risers and equipment for TLPs and Spars can take a year or more to complete.

The primary factors influencing a customer's decision to purchase the Company's products are the quality, reliability and reputation of the product, price and technologically superior features. Timely delivery of equipment is also very important to customer operations and the Company maintains an experienced sales coordination staff to help assure such delivery. For large drilling and production system orders, project management teams coordinate customer needs with engineering, manufacturing and service organizations, as well as with subcontractors and vendors.

A portion of the Company's business consists of designing, manufacturing, selling and installing equipment for major projects pursuant to competitive bids, and the number of such projects in any year fluctuates. The Company's profitability on such projects is critically dependent on making accurate and cost effective bids and performing efficiently in accordance with bid specifications. Various factors can adversely affect the Company's performance on individual projects, with potential adverse effects on project profitability.

Product Development and Engineering

The technological demands of the oil and gas industry continue to increase as offshore exploration and drilling expand into more hostile environments. Conditions encountered in these environments include well pressures of up to 15,000 psi (pounds per square inch), mixed flows of oil and gas under high pressure that may also be highly corrosive and water depths in excess of 8,000 feet. Since its founding, Dril-Quip has actively engaged in continuing product development to generate new products and improve existing products. When developing new products, the Company typically seeks to design the most technologically advanced version for a particular application to establish its reputation and qualification in that product. Thereafter, the Company leverages its expertise in the more technologically advanced product to produce less costly and complex versions of the product for less demanding applications. The Company also focuses its activities on reducing the overall cost to the customer, which includes not only the initial capital cost but also operating and installation costs associated with its products.

The Company has continually introduced new products and product enhancements since its founding in 1981. In the 1990s, the Company introduced a series of new products, including diverters, wellhead connectors, SingleBore™ subsea trees, improved severe service dual bore subsea trees, subsea and platform valves, platform wellheads, platform trees, subsea tree workover riser systems, drilling risers and TLP and Spar production riser systems. In 2005, Dril-Quip introduced three new products: liner hangers, subsea control systems and subsea manifolds.

Dril-Quip's product development work is conducted at its facilities in Houston, Texas and Aberdeen, Scotland. In addition to the work of its product development staff, the Company's application engineering staff provides engineering services to customers in connection with the design and sales of its products. The Company's ability to develop new products and maintain technological advantages is important to its future success. There can be no assurance that the Company will be able to develop new products, successfully differentiate itself from its competitors or adapt to evolving markets and technologies.

The Company believes that the success of its business depends more on the technical competence, creativity and marketing abilities of its employees than on any individual patent, trademark or copyright. Nevertheless, as part of its ongoing product development and manufacturing activities, Dril-Quip's policy has been to seek patents when appropriate on inventions concerning new products and product improvements. All patent rights for products developed by employees are assigned to the Company and almost all of the Company's products have components that are covered by patents.

Dril-Quip has numerous U.S. registered trademarks, including Dril-Quip®, Quik-Thread®, Quick-Stab®, Multi-Thread®, MS-15®, SS-15®, SS-10®, SU-90®, LS-15® and DX®. The Company has registered its trademarks in the countries where such registration is deemed material.

Although in the aggregate the Company's patents and trademarks are of considerable importance to the manufacturing and marketing of many of its products, the Company does not consider any single patent or trademark or group of patents or trademarks to be material to its business as a whole, except the Dril-Quip® trademark. At December 31, 2006, the Company held 76 U.S. patents and 171 foreign patents. The Company also relies on trade secret protection for its confidential and proprietary information. The Company routinely enters into confidentiality agreements with its employees and suppliers. There can be no assurance, however, that others will not independently obtain similar information or otherwise gain access to the Company's trade secrets.

Competition

Dril-Quip faces significant competition from other manufacturers and suppliers of exploration and production equipment. Several of its primary competitors are diversified multinational companies with substantially larger operating staffs and greater capital resources than those of the Company and which, in many instances, have been engaged in the manufacturing business for a much longer period of time than the Company. The Company competes principally with Vetco International and the petroleum production equipment segments of Cameron International Corporation, FMC Technologies, Inc. and Aker Kvaerner.

Because of their relative size and diversity of products, several of these companies have the ability to provide "turnkey" services for offshore drilling and production applications, which enables them to use their own products to the exclusion of Dril-Quip's products. See "Item 1A. Risk Factors—We may be unable to successfully compete with other manufacturers of drilling and production equipment." The Company also competes to a lesser extent with a number of other companies in various products. The principal competitive factors in the petroleum drilling and production equipment markets are quality, reliability and reputation of the product, price, technology, service and timely delivery.

Employees

The total number of the Company's employees as of December 31, 2006 was 1,709. Of these, 1,006 were located in the United States. Substantially all of the Company's employees are not covered by collective bargaining agreements, and the Company considers its employee relations to be good.

The Company's operations depend in part on its ability to attract quality employees. While the Company believes that its wage and salary rates are competitive and that its relationship with its labor force is good, a significant increase in the wages and salaries paid by competing employers could result in a reduction of the Company's labor force, increases in the wage and salary rates paid by the Company or both. If either of these events were to occur, in the near-term, the profits realized by the Company from work in progress would be reduced and, in the long-term, the production capacity and profitability of the Company could be diminished and the growth potential of the Company could be impaired. See "Item 1A. Risk Factors—Loss of our key management or other personnel could adversely impact our business."

Governmental Regulations

Many aspects of the Company's operations are affected by political developments and are subject to both domestic and foreign governmental regulations, including those relating to oilfield operations, worker safety and the protection of the environment. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally, including those specifically directed to offshore operations. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic or other policy reasons could adversely affect the Company's operations by limiting demand for the Company's products. See "Item 1A. Risk Factors—Our operations and our customers' operations are subject to a variety of governmental laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations."

In recent years, increased concern has been raised over the protection of the environment. Offshore drilling in certain areas has been opposed by environmental groups and, in certain areas, has been restricted. To the extent that new laws or other governmental actions prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry in general and the offshore drilling industry in particular, the business of the Company could be adversely affected. The Company cannot determine to what extent its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations. See "Item 1A. Risk Factors—Our business and our customers' businesses are subject to environmental laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations."

Based on the Company's experience to date, the Company does not currently anticipate any material adverse effect on its business or consolidated financial position as a result of future compliance with existing environmental laws and regulations controlling the discharge of materials into the environment. However, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies, or stricter or different interpretations of existing laws and regulations, may require additional expenditures by the Company, which may be material.

Item 1A. *Risk Factors*

In this Item 1A, the terms "we," "our," "us," and "Dril-Quip" used herein refer to Dril-Quip, Inc. and its subsidiaries unless otherwise indicated or as the context so requires.

Our principal stockholders have the ability to significantly influence our management and affairs and matters on which shareholders may vote.

Our principal stockholders, Larry E. Reimert, Gary D. Smith and J. Mike Walker and certain entities they control, beneficially own approximately 34% of our common stock and are able to exert significant control over us. Messrs. Reimert, Smith and Walker and certain entities they control are parties to a stockholders agreement pursuant to which each party has agreed to vote the shares of our common stock held by such party to elect to our board of directors one designee of Mr. Reimert and his related parties, one designee of Mr. Smith and his related parties and one designee of Mr. Walker. As a result, Messrs. Reimert, Smith and Walker are able to significantly influence all matters affecting us. In addition, such ownership may have the effect of delaying or preventing a change of control. Our principal stockholders are generally not prohibited from selling their interest in us to a third party. The rights and obligations of each of Messrs. Reimert, Smith and Walker and their related parties under the stockholders agreement terminate if they or their permitted transferees cease to own more than 10% of the total number of issued and outstanding shares of our common stock.

A material or extended decline in expenditures by the oil and gas industry could significantly reduce our revenue and income.

Our business depends upon the condition of the oil and gas industry and, in particular, the willingness of oil and gas companies to make capital expenditures on exploration, drilling and production operations offshore. The level of capital expenditures is generally dependent on the prevailing view of future oil and gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including:

- worldwide economic activity;
- the level of exploration and production activity;
- interest rates and the cost of capital;
- environmental regulation;
- federal, state and foreign policies regarding exploration and development of oil and gas;
- the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and pricing;
- the cost of exploring for and producing oil and gas;
- the cost of developing alternative energy sources;
- the sale and expiration dates of offshore leases in the United States and overseas;
- the discovery rate of new oil and gas reserves in offshore areas;
- technological advances; and
- weather conditions.

Oil and gas prices and the level of offshore drilling and production activity have been characterized by significant volatility in recent years. Worldwide military, political and economic events have contributed to oil and natural gas price volatility and are likely to continue to do so in the future. Although hydrocarbon prices have improved in recent years and the level of offshore exploration, drilling and production activity has increased, we cannot assure you that such price and activity levels will be sustained and that there will not be continued volatility in the level of drilling and production related activities. Even during periods of high prices for oil and natural gas, companies exploring for oil and gas may cancel or curtail programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons. In addition, a significant and prolonged decline in hydrocarbon prices would likely have a material adverse effect on our results of operations.

Our international operations expose us to instability and changes in economic and political conditions and other risks inherent to international business, which could have a material adverse effect on our operations or financial condition.

We have substantial international operations, with approximately 64%, 66% and 65%, respectively, of our revenues derived from foreign sales in each of 2004, 2005 and 2006. We operate our business and market our products and services in all of the significant oil and gas producing areas in the world and are, therefore, subject to the risks customarily attendant to international operations and investments in foreign countries. Risks associated with our international operations include:

- volatility in general economic, social and political conditions;
- terrorist acts, war and civil disturbances;
- expropriation or nationalization of assets;
- renegotiation or nullification of existing contracts;
- foreign taxation, including changes in law or interpretation of existing law;
- assaults on property or personnel;
- restrictive action by local governments;
- foreign and domestic monetary policies;
- limitations on repatriation of earnings;
- travel limitations or operational problems caused by public health threats; and
- changes in currency exchange rates.

Any of these risks could have an adverse effect on our ability to manufacture products abroad or the demand for our products and services in some locations. To date, we have not experienced any significant problems in foreign countries arising from local government actions or political instability, but there is no assurance that such problems will not arise in the future. Interruption of our international operations could have a material adverse effect on our overall operations.

We are subject to taxation in many jurisdictions and there are inherent uncertainties in the final determination of our tax liabilities.

As a result of our international operations, we are subject to taxation in many jurisdictions. Therefore, the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities worldwide. Foreign income tax returns of foreign subsidiaries, unconsolidated affiliates and related entities are routinely examined by foreign tax authorities. These tax examinations may result in assessments of additional taxes or penalties or both.

Our excess cash is invested in marketable securities which may subject us to potential losses.

We invest excess cash in various financial instruments and money market mutual funds rated at the highest quality by nationally recognized rating agencies. However, changes in the financial markets, including interest rates, as well as the performance of the issuers, can affect the market value of our short-term investments.

We may suffer losses as a result of foreign currency fluctuations and limitations on the ability to repatriate income or capital to the U.S.

We conduct a portion of our business in currencies other than the United States dollar, and our operations are subject to fluctuations in foreign currency exchange rates. We cannot assure you that we will be able to protect the Company against such fluctuations in the future. Historically, we have not conducted business in countries that limit repatriation of earnings. However, as we expand our international operations, we may begin operating in countries that have such limitations. Further, we cannot assure you that the countries in which we currently operate will not adopt policies limiting repatriation of earnings in the future.

Our business involves numerous operating hazards that may not be covered by insurance. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial conditions and results of operations.

Our products are used in potentially hazardous drilling, completion and production applications that can cause personal injury, product liability and environmental claims. A catastrophic occurrence at a location where our equipment and/or services are used may expose us to substantial liability for personal injury, wrongful death, product liability or commercial claims. To the extent available, we maintain insurance coverage that we believe is customary in the industry. Such insurance does not, however, provide coverage for all liabilities, and we cannot assure you that our insurance coverage will be adequate to cover claims that may arise or that we will be able to maintain adequate insurance at rates we consider reasonable. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.

We may lose money on fixed-price contracts.

A portion of our business consists of designing, manufacturing, selling and installing equipment for major projects pursuant to competitive bids, and is performed on a fixed-price basis. Under these contracts, we are typically responsible for all cost overruns, other than the amount of any cost overruns resulting from requested changes in order specifications. Our actual costs and any gross profit realized on these fixed-price contracts will often vary from the estimated amounts on which these contracts were originally based. This may occur for various reasons, including:

- errors in estimates or bidding;
- changes in availability and cost of labor and materials; and
- variations in productivity from our original estimates.

These variations and the risks inherent in our projects may result in reduced profitability or losses on projects. Depending on the size of a project, variations from estimated contract performance could have a significant impact on our operating results.

Our business could be adversely affected if we do not develop new products and secure and retain patents related to our products.

Technology is an important component of our business and growth strategy, and our success as a company depends to a significant extent on the development and implementation of new product designs and improvements. Whether we can continue to develop systems and services and related technologies to meet evolving industry requirements and, if so, at prices acceptable to our customers will be significant factors in determining our ability to compete in the industry in which we operate. Many of our competitors are large multinational companies that may have significantly greater financial resources than we have, and they may be able to devote greater resources to research and development of new systems, services and technologies than we are able to do.

Our ability to compete effectively will also depend on our ability to continue to obtain patents on our proprietary technology and products. As of December 31, 2006 we held 76 U.S. patents and 171 foreign patents. Although we do not consider any single patent to be material to our business as a whole, the inability to protect our future innovations through patents could have a material adverse effect.

We may be required to recognize a charge against current earnings because of percentage-of-completion accounting.

Some of our revenues are earned on a percentage-of-completion basis generally based on the ratio of costs incurred to the total estimated costs. Accordingly, purchase order price and cost estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percentage complete are reflected in the period when such estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported profits, we would have to recognize a charge against current earnings, which could be significant depending on the size of the project or the adjustment.

Loss of our key management or other personnel could adversely impact our business.

We depend on the services of our executive management team, Larry E. Reimert, Gary D. Smith and J. Mike Walker. The loss of any of these officers could have a material adverse effect on our operations and financial condition. In addition, competition for skilled machinists, fabricators and technical personnel among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop and produce marketable products and services. While we believe that our wage rates are competitive and that our relationship with our skilled labor force is good, a significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates paid by us or both. If either of these events were to occur, in the near-term, the profits realized by us from work in progress would be reduced and, in the long-term, our production capacity and profitability could be diminished and our growth potential could be impaired.

Our operations and our customers' operations are subject to a variety of governmental laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.

Our business and our customers' businesses may be significantly affected by:

- federal, state and local and foreign laws and other regulations relating to the oilfield operations, worker safety and the protection of the environment;
- changes in these laws and regulations; and
- the level of enforcement of these laws and regulations.

In addition, we depend on the demand for our products and services from the oil and gas industry. This demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally, including those specifically directed to offshore operations. For example, the adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic or other policy reasons could adversely affect our operations by limiting demand for our products. We cannot determine the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Because of our foreign operations and sales, we are also subject to changes in foreign laws and regulations that may encourage or require hiring of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. If we fail to comply with any applicable law or regulation, our business, results of operations or financial condition may be adversely affected.

Our businesses and our customers' businesses are subject to environmental laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.

Our operations and the operations of our customers are also subject to federal, state and local and foreign laws and regulations relating to the protection of the environment. These environmental laws and regulations affect the products and services we design, market and sell, as well as the facilities where we manufacture our products. In addition, environmental laws and regulations could limit our customers' exploration and production activities. We are required to invest financial and managerial resources to comply with environmental laws and regulations and anticipate that we will continue to be required to do so in the future. These laws and regulations change frequently, which makes it impossible for us to predict their cost or impact on our future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect our operations.

These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. Some environmental laws and regulations provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws and regulations also may expose us to liability for the conduct of or conditions caused by others, or for our acts that were in compliance with all applicable laws and regulations at the time such acts were performed. Any of these laws and regulations could result in claims, fines or expenditures that could be material to our earnings, financial condition or cash flow.

We may be unable to successfully compete with other manufacturers of drilling and production equipment.

Several of our primary competitors are diversified multinational companies with substantially larger operating staffs and greater capital resources than ours and which have been engaged in the manufacturing business for a much longer time than us. If these competitors substantially increase the resources they devote to developing and marketing competitive products and services, we may not be able to compete effectively. Similarly, consolidation among our competitors could enhance their product and service offerings and financial resources, further intensifying competition.

The loss of a significant customer could have an adverse impact on our financial results.

Our principal customers are major integrated oil and gas companies, large independent oil and gas companies and foreign national oil and gas companies. Offshore drilling contractors and engineering and construction companies also represent a portion of our customer base. In 2005, our top 15 customers represented approximately 62% of total revenues, with no customer accounting for more than 10% of our total revenues. In 2006, our top 15 customers represented approximately 61% of total revenues, with no customer accounting for more than 10% of our total revenues. While we are not dependent on any one customer or group of customers, the loss of one or more of our significant customers could, at least on a short-term basis, have an adverse effect on our results of operations.

Our customers' industries are undergoing continuing consolidation that may impact our results of operations.

The oil and gas industry is rapidly consolidating and, as a result, some of our largest customers have consolidated and are using their size and purchasing power to seek economies of scale and pricing concessions. This consolidation may result in reduced capital spending by some of our customers or the acquisition of one or more of our primary customers, which may lead to decreased demand for our products and services. We cannot assure you that we will be able to maintain our level of sales to a customer that has consolidated or replace that revenue with increased business activity with other customers. As a result, the acquisition of one or more of our primary customers may have a significant negative impact on our results of operations or our financial condition. We are unable to predict what effect consolidations in the industry may have on price, capital spending by our customers, our selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

Increases in the cost of raw materials and energy used in our manufacturing processes could negatively impact our profitability.

Any increases in commodity prices for items such as nickel, molybdenum and heavy metal scrap that are used to make the steel alloys required for our products would result in an increase in our raw material costs.

Similarly, any increase in energy costs would increase our product costs. If we are not successful in raising our prices on products to compensate for any increased raw material or energy costs, our margins will be negatively impacted.

We depend on third party suppliers for timely deliveries of raw materials, and our results of operations could be adversely affected if we are unable to obtain adequate supplies in a timely manner.

Our manufacturing operations depend upon obtaining adequate supplies of raw materials from third parties. The ability of these third parties to deliver raw materials may be affected by events beyond our control. Any interruption in the supply of raw materials needed to manufacture our products could adversely affect our business, results of operations and reputation with our customers.

Our shares that are eligible for future sale may have an adverse effect on the price of our common stock.

Future sales of substantial amounts of our common stock, or a perception that such sales could occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities. This risk is compounded by the fact that a substantial portion of our common stock is owned by Messrs. Reimert, Smith and Walker and certain entities they control. Messrs. Reimert, Smith and Walker and certain entities they control have piggyback and demand registration rights that provide for the registration of the resale of shares at our expense which will allow those shares to be sold in the public market generally without restriction.

The market price of our common stock is volatile.

The trading price of our common stock and the price at which we may sell common stock in the future are subject to large fluctuations in response to any of the following:

- limited trading volume in our common stock;
- quarterly variations in operating results;
- general financial market conditions;
- the prices of natural gas and oil;
- announcements by us and our competitors;
- our liquidity;
- changes in government regulations;
- our ability to raise additional funds;
- our involvement in litigation; and
- other events.

We do not anticipate paying dividends on our common stock in the near future.

We have not paid any dividends in the past and do not intend to pay cash dividends on our common stock in the foreseeable future. Our board of directors reviews this policy on a regular basis in light of our earnings, financial condition and market opportunities. We currently intend to retain any earnings for the future operation and development of our business.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Major Manufacturing Facilities

Location	Building Size (Approximate Square Feet)	Land (Approximate Acreage)	Owned or Leased
Houston, Texas			
—Hempstead Highway	175,000	15.0	Owned
	21,000	—	Leased (offices)
—N. Eldridge Parkway	907,000	218.0	Owned
Aberdeen, Scotland	158,000	14.6	Owned
Singapore	56,000	—	Owned
	—	3.4	Leased

Dril-Quip's manufacturing facilities in Houston and Aberdeen are capable of manufacturing each of its products, and the facility in Singapore is capable of manufacturing most of the Company's established products. The Houston facility at Eldridge produces in-house a majority of the Company's forging requirements and essentially all of the Company's heat treatment.

Sales, Service and Reconditioning Facilities

Location(1)	Building Size (Approximate Square Feet)	Land (Approximate Acreage)	Activity
New Orleans, Louisiana	2,300	—	Sales/Service
Great Yarmouth, England	1,300	0.4	Sales/Service
Beverwijk, Holland	5,200	0.4	Sales/Warehouse
Perth, Australia	1,400	—	Sales/Service
Darwin, Australia	4,100	1.0	Service/Warehouse
Stavanger, Norway	42,000	6.1	Sales/Service/Reconditioning/ Warehouse/Fabrication
Esbjerg, Denmark	19,400	1.2	Sales/Service/Reconditioning/ Warehouse
Macae, Brazil	76,700	10.0	Sales/Service/Reconditioning/ Warehouse/Fabrication
Port Harcourt, Nigeria	8,300	0.5	Sales/Service/Reconditioning/ Warehouse/Fabrication
Tianjin, China	12,000	—	Service/Reconditioning/Warehouse
Paris, France	500	—	Sales
Cairo, Egypt	6,400	—	Sales/Service/Reconditioning/ Warehouse

(1) All facilities are leased except Stavanger, Norway and Macae, Brazil which are owned.

The Company also performs sales, service and reconditioning activities at its facilities in Houston, Aberdeen and Singapore.

Item 3. ***Legal Proceedings***

On December 1, 2006, Cameron International Corporation ("Cameron") filed a patent infringement suit against the Company in the United States District Court for the District of Delaware. The complaint asserts that the Company has infringed and continues to infringe on certain of Cameron's patents related to horizontal spool tree technology. The Company denies any liability. To date, the Company has not sold any horizontal spool trees. Cameron seeks injunctive relief and unspecified damages, including attorneys' fees. Although no assurance can be given with respect to the ultimate outcome of this matter, in the opinion of management the ultimate liability with respect thereto will not have a material adverse effect on the Company's financial position.

The Company also is involved in a number of legal actions arising in the ordinary course of business. Although no assurance can be given with respect to the ultimate outcome of such legal actions, in the opinion of management the ultimate liability with respect thereto will not have a material adverse effect on the Company's financial position.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders of the Company during the quarter ended December 31, 2006.

Item S-K 401(b). ***Executive Officers of the Registrant***

Pursuant to Instruction 3 to Item 401(b) of Regulation S-K and General Instruction G(3) to Form 10-K, the following information is included in Part I of this Form 10-K:

The following table sets forth the names, ages (as of February 28, 2007) and positions of the Company's executive officers:

Name	Age	Position
Larry E. Reimert	59	Co-Chairman of the Board and Co-Chief Executive Officer
Gary D. Smith	64	Co-Chairman of the Board and Co-Chief Executive Officer
J. Mike Walker	63	Co-Chairman of the Board and Co-Chief Executive Officer
Jerry M. Brooks	55	Chief Financial Officer

Larry E. Reimert is Co-Chairman of the Board and Co-Chief Executive Officer with principal responsibility for engineering, product development and finance. He has been the Director—Engineering, Product Development and Finance, as well as a member of the Board of Directors, since the Company's inception in 1981. Prior to that, he worked for Vetco Offshore, Inc. in various capacities, including Vice President of Technical Operations, Vice President of Engineering and Manager of Engineering. Mr. Reimert holds a BSME degree from the University of Houston and an MBA degree from Pepperdine University.

Gary D. Smith is Co-Chairman of the Board and Co-Chief Executive Officer with principal responsibility for sales, service, training and administration. He has been the Director—Sales, Service, Training and Administration, as well as a member of the Board of Directors, since the Company's inception in 1981. Prior to that, he worked for Vetco Offshore, Inc. in various capacities, including General Manager and Vice President of Sales and Service.

J. Mike Walker is Co-Chairman of the Board and Co-Chief Executive Officer with principal responsibility for manufacturing, purchasing and facilities. He has been the Director—Manufacturing, Purchasing and Facilities, as well as a member of the Board of Directors, since the Company's inception in 1981. Prior to that, he served as the Director of Engineering, Manager of Engineering and Manager of Research and Development with Vetco Offshore, Inc. Mr. Walker holds a BSME degree from Texas A&M University, an MSME degree from the University of Texas at Austin and a Ph.D. in mechanical engineering from Texas A&M University.

Jerry M. Brooks has been Chief Financial Officer since March 1999. Prior to that, he served as Chief Accounting Officer since joining the Company in 1992. From 1980 to 1991, he held various positions with Chiles Offshore Corporation, most recently as Chief Financial Officer, Secretary and Treasurer. Mr. Brooks holds a BBA in Accounting and an MBA from the University of Texas at Austin.

PART II

Item 5. *Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's Common Stock is publicly traded on the New York Stock Exchange under the symbol DRQ. The following table sets forth the quarterly high and low sales prices of the Common Stock as reported on the New York Stock Exchange for the indicated quarters of fiscal 2005 and 2006. Share prices for all periods presented have been adjusted for the two-for-one common stock split effective October 5, 2006.

	Sales Price ($)			
	2005		2006	
Quarter Ended	High	Low	High	Low
March 31	18.83	11.52	36.68	24.07
June 30	16.72	12.42	45.02	32.82
September 30	24.25	14.17	44.06	29.76
December 31	28.15	17.97	44.68	30.31

There were approximately 41 stockholders of record of the Company's Common Stock as of February 23, 2007. This number does not include the number of security holders for whom shares are held in a "nominee" or "street" name.

The Company currently intends to retain any earnings for the future operation and development of its business and does not currently anticipate paying any dividends in the foreseeable future. The Board of Directors will review this policy on a regular basis in light of the Company's earnings, financial condition and market opportunities.

Information concerning securities authorized for issuance under equity compensation plans is included in Note 12 of the Notes to Consolidated Financial Statements.

Repurchases of Equity Securities

During the year ended December 31, 2006, none of the Company's equity securities registered pursuant to Section 12 of the Exchange Act were purchased by or on behalf of the Company or any of the Company's "affiliated purchasers," as defined in Rule 10b-18(a)(3) under the Exchange Act.

Item 6. *Selected Financial Data*

The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Report.

	Year ended December 31,				
	2002	2003	2004	2005	2006
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Revenues	$215,809	$219,498	$221,586	$340,829	$442,742
Cost of sales	156,928	157,988	153,433	229,849	256,688
Selling, general and administrative expenses	27,281	29,039	32,749	40,916	44,085
Engineering and product development expenses	15,231	16,525	17,090	20,867	19,559
Special items	1,350	1,400	—	—	—
	200,790	204,952	203,272	291,632	320,332
Operating income	15,019	14,546	18,314	49,197	122,410
Interest income	45	91	167	258	3,632
Interest expense	(2,146)	(1,650)	(1,267)	(2,045)	(669)
Income before income taxes	12,918	12,987	17,214	47,410	125,373
Income tax provision	4,195	4,036	4,741	14,843	38,482
Net income	$ 8,723	$ 8,951	$ 12,473	$ 32,567	$ 86,891
Earnings per share:					
Basic	$ 0.25	$ 0.26	$ 0.36	$ 0.92	$ 2.21
Diluted	$ 0.25	$ 0.26	$ 0.36	$ 0.90	$ 2.15
Weighted average shares outstanding:					
Basic	34,586	34,586	34,590	35,276	39,340
Diluted	34,676	34,586	34,740	36,206	40,342
Statement of Cash Flows Data:					
Net cash provided by (used in) operating activities	$ 14,063	$ 26,965	$ 25,338	$(16,889)	$ 93,001
Net cash used in investing activities	(17,397)	(2,470)	(16,845)	(19,206)	(23,290)
Net cash provided by (used in) financing activities	(4,310)	(16,396)	(10,840)	62,961	37,332
Other Data:					
Depreciation and amortization	$ 9,890	$ 10,558	$ 11,779	$ 13,426	$ 15,087
Capital expenditures	17,607	8,328	17,061	20,557	24,133

	December 31,				
	2002	2003	2004	2005	2006
	(In thousands)				
Balance Sheet Data:					
Working capital	$131,130	$135,924	$137,716	$220,892	$347,250
Total assets	281,763	278,181	303,565	428,262	594,935
Total debt	55,384	39,608	29,072	3,847	3,720
Total stockholders' equity	185,310	199,647	216,363	329,462	467,497

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," effective January 1, 2006. Additionally, all share and per share data has been adjusted for all periods presented for the two-for-one stock split effective October 5, 2006.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following is management's discussion and analysis of certain significant factors that have affected certain aspects of the Company's financial position and results of operations during the periods included in the accompanying consolidated financial statements. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto presented elsewhere in this Report.

Overview

Dril-Quip designs, manufactures, sells and services highly engineered offshore drilling and production equipment that is well suited for use in deepwater, harsh environment and severe service applications. The Company designs and manufactures subsea equipment, surface equipment and offshore rig equipment for use by major integrated, large independent and foreign national oil and gas companies in offshore areas throughout the world. The Company's principal products consist of subsea and surface wellheads, subsea and surface production trees, mudline hanger systems, specialty connectors and associated pipe, drilling and production riser systems, wellhead connectors and diverters. Dril-Quip also provides installation and reconditioning services and rents running tools for use in connection with the installation and retrieval of its products.

Both the market for offshore drilling and production equipment and services and the Company's business are substantially dependent on the condition of the oil and gas industry and, in particular, the willingness of oil and gas companies to make capital expenditures on exploration, drilling and production operations offshore. Oil and gas prices and the level of offshore drilling and production activity have historically been characterized by significant volatility. See "Item 1A. Risk Factors—A material or extended decline in expenditures by the oil and gas industry could significantly reduce our revenue and income."

High oil and gas prices in 2005 and 2006 have resulted in oil operators increasing capital spending for both exploration and development programs. As various geopolitical issues have limited the ability of oil and gas companies to invest in areas such as Russia and the Middle East, an increasing amount of this capital spending has been in the deepwater areas in which the Company operates. However, any future decline in oil and gas prices significantly below current levels would likely have a material adverse effect on the Company's results of operations. There can be no assurance that the current oil price levels will lead to increases in exploration and development activity or that demand for the Company's products and services will reflect such increases, if any.

The Company operates its business and markets its products and services in all of the significant oil and gas producing areas in the world and is, therefore, subject to the risks customarily attendant to international operations and investments in foreign countries. These risks include nationalization, expropriation, war, acts of terrorism and civil disturbance, restrictive action by local governments, limitation on repatriation of earnings, change in foreign tax laws and change in currency exchange rates, any of which could have an adverse effect on either the Company's ability to manufacture its products in its facilities abroad or the demand in certain regions for the Company's products or both. To date, the Company has not experienced any significant problems in foreign countries arising from local government actions or political instability, but there is no assurance that such problems will not arise in the future. Interruption of the Company's international operations could have a material adverse effect on its overall operations. See "Item 1A. Risk Factors—Our international operations expose us to instability and changes in economic and political conditions and other risks inherent to international business, which could have a material adverse effect on our operations or financial condition."

Dril-Quip's revenues are generated from two sources: products and services. Product revenues are derived from the sale of offshore drilling and production equipment, and service revenues are earned when the Company provides installation and reconditioning services as well as rental running tools for installation and retrieval of its products. In 2006, the Company derived 84% of its revenues from the sale of its products and 16% of its revenues from services. Service revenues generally correlate to revenues from product sales, because increased product sales generate increased revenues from installation services and rental running tools. The Company has substantial international operations, with approximately 64%, 66% and 65% of its revenues derived from foreign sales in 2004, 2005 and 2006, respectively. On the basis of revenues generated, approximately 58%, 65% and 66% of all products sold were manufactured in the United States during 2004, 2005 and 2006, respectively.

Generally, the Company attempts to raise its prices as its costs increase. However, the actual pricing of the Company's products and services is impacted by a number of factors, including competitive pricing pressure, underutilized capacity in the oil service sector, maintenance of market share, the introduction of new products and general market conditions.

The Company accounts for larger and more complex projects that have relatively longer manufacturing time frames on a percentage-of-completion basis. During 2006, 10 projects representing approximately 12% of the Company's revenue were accounted for using percentage-of-completion accounting. This percentage may fluctuate in the future. Revenues accounted for in this manner are generally recognized on the ratio of costs incurred to the total estimated costs. Accordingly, price and cost estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percent complete are reflected in the period when such estimates are revised. Amounts received from customers in excess of revenues recognized are classified as a current liability. See "Item 1A. Risk Factors—We may be required to recognize a charge against earnings because of percentage-of-completion accounting."

Results of Operations

The following table sets forth, for the periods indicated, certain consolidated statements of income data expressed as a percentage of revenues:

	Year Ended December 31,		
	2004	2005	2006
Revenues:			
Products	82.6%	85.5%	84.1%
Services	17.4	14.5	15.9
Total	100.0	100.0	100.0
Cost of sales	69.3	67.4	57.9
Selling, general and administrative expenses	14.8	12.1	10.0
Engineering and product development expenses	7.7	6.1	4.4
Operating income	8.2	14.4	27.7
Interest income	0.1	0.1	0.8
Interest expense	(0.6)	(0.6)	(0.2)
Income before income taxes	7.7	13.9	28.3
Income tax provision	2.1	4.3	8.7
Net income	5.6%	9.6%	19.6%

Year ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues. Revenues increased by $101.9 million, or approximately 29.9%, to $442.7 million in 2006 from $340.8 million in 2005. The increase resulted primarily from increased product revenues in the Western Hemisphere, Asia-Pacific and the Eastern Hemisphere of $45.5 million, $13.2 million and $22.5 million, respectively. Service revenues increased by approximately $20.7 million with increased service revenues in the Western Hemisphere of $5.2 million, Eastern Hemisphere of $11.2 million and Asia-Pacific of $4.3 million. In general, the increase in revenues resulted from increased demand for the Company's products realized on a worldwide basis as oil and gas companies have increased their levels of capital expenditures on exploration, drilling and production operations offshore. The increase in service revenues is essentially a result of the increase in product sales. As product revenues increase, the demand for installation services is greater and the use of additional rental running tools also increases.

Cost of Sales. Cost of sales increased by $26.9 million, or approximately 11.7%, to $256.7 million for 2006 from $229.8 million for the same period in 2005. As a percentage of revenues, cost of sales were approximately

57.9% in 2006 and 67.4% in 2005. The reduction in cost of sales as a percentage of revenues resulted primarily from manufacturing efficiencies realized from the increased utilization of the Company's manufacturing facilities, pricing and changes in product mix. This reduction occurred despite significant increases in the prices of raw materials.

Selling, General and Administrative Expenses. For 2006, selling, general and administrative expenses increased by approximately $3.2 million or 7.7%, to $44.1 million from $40.9 million in 2005. The increase in selling, general and administrative expenses was primarily due to increased labor and overhead expenses resulting from increased staffing levels in the areas of sales, administration and finance and the Company's implementation of SFAS No. 123(R). The Company experienced approximately $2.2 million in foreign currency transaction gains during 2006 versus approximately $767,000 in foreign currency transaction losses during 2005. Selling, general and administrative expenses as a percentage of revenues declined from 12.1% in 2005 to 10.0% in 2006.

Engineering and Product Development Expenses. For 2006, engineering and product development expenses decreased by $1.3 million, or approximately 6.3% to $19.6 million from $20.9 million in 2005. This decrease was primarily due to a reduction in engineering requirements. Engineering and product development expenses as a percentage of revenues declined from 6.1% in 2005 to 4.4% in 2006.

Interest Income. Interest income for 2006 was $3.6 million compared to $258,000 in 2005. The increase was due to interest earned on short-term investments resulting from excess cash flows generated throughout the year as well as from the partial use of proceeds from the Company's December 2005 offering of common stock.

Interest expense. Interest expense for 2006 was $669,000 compared to $2.0 million in 2005. The decrease was primarily due to the partial use of proceeds from the Company's December 2005 offering of common stock to pay down long-term debt.

Income tax provision. Income tax expense for 2006 was $38.5 million on income before taxes of $125.4 million, resulting in an effective tax rate of approximately 31%. Income tax expense in 2005 was $14.8 million on income before taxes of $47.4 million, also resulting in an effective tax rate of approximately 31%.

Net Income. Net income was approximately $86.9 million in 2006 and $32.6 million in 2005, for the reasons set forth above.

Year ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. Revenues increased by $119.2 million, or approximately 54%, to $340.8 million in 2005 from $221.6 million in 2004. The increase resulted primarily from increased product revenues in the Western Hemisphere, Asia-Pacific and the Eastern Hemisphere of $65.1 million, $13.6 million and $29.6 million, respectively. Service revenues increased by approximately $10.9 million with increased service revenues in the Western Hemisphere of $8.6 million and in the Eastern Hemisphere of $3.0 million, offset by decreased revenues in Asia-Pacific of $700,000. In general, the increase in revenues resulted from increased demand for the Company's products realized on a worldwide basis as oil and gas companies have increased their levels of capital expenditures on exploration, drilling and production operations offshore.

Cost of Sales. Cost of sales increased by $76.4 million, or approximately 50%, to $229.8 million for 2005 from $153.4 million for the same period in 2004. As a percentage of revenues, cost of sales were approximately 67.4% in 2005 and 69.3% in 2004. The reduction in cost of sales as a percentage of revenues resulted primarily from manufacturing efficiencies realized from the increased utilization of the Company's manufacturing facilities, pricing and changes in product mix. This reduction occurred despite significant increases in the prices of raw materials.

Selling, General and Administrative Expenses. For 2005, selling, general and administrative expenses increased by approximately $8.2 million or 25%, to $40.9 million from $32.7 million in 2004. The increase in selling, general and administrative expenses was primarily due to increased labor and overhead expenses resulting from increased staffing levels in the areas of sales, administration and finance. The Company experienced approximately $767,000 in foreign currency transaction losses during 2005 versus approximately $878,000 in foreign currency transaction gains during 2004. Selling, general and administrative expenses as a percentage of revenues declined from 14.8% in 2004 to 12.1% in 2005.

Engineering and Product Development Expenses. For 2005, engineering and product development expenses increased by $3.8 million, or approximately 22% to $20.9 million from $17.1 million in 2004. This was primarily due to increased headcount and the corresponding increased salary expenses related to new product development. Engineering and product development expenses as a percentage of revenues declined from 7.7% in 2004 to 6.1% in 2005.

Interest income. Interest income in 2005 was $258,000 compared to $167,000 in 2004.

Interest expense. Interest expense for 2005 totaled $2.0 million versus $1.3 million in 2004. This increase was primarily due to higher interest rates and additional borrowings during 2005 under the Company's unsecured revolving line of credit as compared to borrowings during 2004.

Income tax provision. Income tax expense for 2005 was $14.8 million on income before taxes of $47.4 million, resulting in an effective tax rate of approximately 31%. Income tax expense in 2004 was $4.7 million on income before taxes of $17.2 million, resulting in an effective tax rate of approximately 28%. This increase in the effective income tax rate reflects a lower percentage of earnings in certain foreign jurisdictions with lower tax rates.

Net Income. Net income was approximately $32.6 million in 2005 and $12.5 million in 2004, for the reasons set forth above.

Liquidity and Capital Resources

The primary liquidity needs of the Company are (i) to fund capital expenditures to improve and expand facilities and manufacture additional rental running tools and (ii) to fund working capital. Historically, the Company's principal sources of funds have been cash flows from operations and bank indebtedness. In December 2005, the Company sold 1.5 million shares of common stock which resulted in proceeds to the Company, before expenses, of $74,880,000.

Net cash provided by operating activities was $25.3 million in 2004. Net cash used by operating activities was $16.9 million in 2005. Net cash provided by operating activities was $93.0 million in 2006. During 2006, net cash provided by operating activities resulted primarily from increases in trade receivables and inventories offset by increases in trade accounts payable and accrued expenses, depreciation and amortization and net income. The increases in receivables, inventories and payables were primarily due to the Company's significant increases in revenues and backlog during the year.

Capital expenditures by the Company were $17.1 million, $20.6 million and $24.1 million in 2004, 2005 and 2006, respectively. Capital expenditures in 2006 included expanding manufacturing facilities in Brazil and increased expenditures on machinery and equipment and rental tools due to expanded operations. Capital expenditure increases during 2004 and 2005 were primarily due to expenditures related to the expansion of the Company's Houston forging facility as well as costs associated with running tools and equipment needed in the development and marketing of the Company's new liner hanger and subsea controls product lines. Principal payments on long-term debt were $11.0 million, $24.9 million and $800,000 in 2004, 2005 and 2006, respectively. The reduction in long-term debt during 2005 on the Company's revolving line of credit was due primarily to net cash provided by the sale of 1.5 million shares of common stock in the fourth quarter of 2005.

The following table presents long-term contractual obligations of the Company and the related payments, excluding the effects of interest, due in total and by year as of December 31, 2006:

	Payments due by year						
Contractual Obligations	**2007**	**2008**	**2009**	**2010**	**2011**	**After 2011**	**Total**
	(In thousands)						
Long-term debt maturities	$ 844	$ 843	$ 845	$ 847	$310	$ 31	$3,720
Operating lease obligations	1,865	914	358	193	125	2,174	5,629
Estimated interest payments (1)	156	137	88	39	6	—	426
Total	$2,865	$1,894	$1,291	$1,079	$441	$2,205	$9,775

(1) Interest rates for leases were calculated using the interest portion of the lease payment. Interest payments for variable rate debt were calculated using the average yearly loan balance and applying the interest rate and exchange rate in effect at December 31, 2006.

At December 31, 2006 the Company had a credit facility with Guaranty Bank, FSB providing an unsecured revolving line of credit of up to $65 million. At the option of the Company, borrowing under this facility bears interest at either a rate equal to LIBOR (London Interbank Offered Rate) plus 1.75% or the Guaranty Bank base rate. The facility calls for quarterly interest payments. The facility also contains certain covenants including maintaining minimum tangible net worth levels, not exceeding specified funded debt amounts and required interest coverage ratios. The Company is in compliance with all loan covenants. As of December 31, 2005 and 2006, the Company had no borrowings under this facility. In January 2007, at the Company's request, the credit facility was reduced from up to $65 million to up to $10 million. The remaining terms of the agreement were unchanged by the amendment. The amended agreement terminates on June 1, 2009.

Dril-Quip (Europe) Limited has a credit agreement with the Bank of Scotland dated March 21, 2001 in the original amount of U.K. Pounds Sterling 4.0 million (approximately U.S. $7.8 million). Borrowing under this facility bears interest at the Bank of Scotland base rate, which was 5% at December 31, 2006, plus 1%, and is repayable in 120 equal monthly installments, plus interest. Substantially all of this facility was used to finance capital expenditures in Norway. The outstanding balance of this facility at December 31, 2005 and 2006 was approximately U.S. $3.7 million and U.S. $3.4 million, respectively. The facility is secured by land and buildings in Aberdeen, Scotland and contains no restrictive financial covenants.

In addition to the above, the Company has issued purchase orders in the ordinary course of business for the purchase of goods and services. These purchase orders are enforceable and legally binding. However, none of the Company's purchase obligations call for deliveries of goods or services for time periods in excess of one year.

In October 2005, the Company filed with the SEC a universal shelf registration statement that, subject to the agreement on terms at the time of use and appropriate supplementation, allowed the Company to issue, in one or more offerings, up to $100 million of common stock, preferred stock, debt securities, warrants or a combination thereof. In December 2005, the Company issued $78 million in common stock (1.5 million shares, resulting in proceeds to the Company, before expenses, of $74.9 million.) At December 31, 2006, the Company had $22 million available under this shelf registration, subject to customary market terms and conditions.

The Company believes that cash generated from operations plus cash on hand and its current line of credit will be sufficient to fund operations, working capital needs and anticipated capital expenditure requirements in 2007. However, any significant future declines in hydrocarbon prices could have a material adverse effect on the Company's liquidity. Should market conditions result in unexpected cash requirements, the Company believes that additional borrowing from commercial lending institutions would be readily available and adequate to meet such requirements.

Backlog

Backlog consists of firm customer orders for which a purchase order has been received, satisfactory credit or financing arrangements exist and delivery is scheduled. The Company's revenues for a specific period have not been directly related to its backlog as stated at a particular point in time. The Company's backlog was approximately $336 million at December 31, 2006, an increase of $88 million or 35% over the backlog of $248 million at December 31, 2005. This increase in backlog is primarily due to improving worldwide market conditions resulting in increased demand for the Company's products. The Company expects to fill approximately 70% of the December 31, 2006 backlog by December 31, 2007. The remaining backlog at December 31, 2006 consists of longer-term projects which are being designed and manufactured to customer specifications requiring longer lead times. The Company can give no assurance that backlog will remain at current levels. Sales of the Company's products are affected by prices for oil and natural gas, which fluctuated significantly during 2005 and 2006. Significant future declines in oil and natural gas prices could reduce new customer orders, which would cause the Company's backlog to decline. All of the Company's projects currently included in its backlog are subject to change and/or termination at the option of the customer. In the case of a change or termination, the customer is required to pay the Company for work performed and other costs necessarily incurred as a result of the change or termination. In the past, terminations and cancellations have been immaterial to the Company's overall operating results.

Geographic Segments

The Company's operations are organized into three geographic segments—Western Hemisphere (including North and South America and Mexico; headquartered in Houston, Texas), Eastern Hemisphere (including Europe and Africa; headquartered in Aberdeen, Scotland) and Asia-Pacific (including the Pacific Rim, Southeast Asia, Australia, India and the Middle East; headquartered in Singapore). Each of these segments sells similar products and services and the Company has major manufacturing facilities in all three of its headquarter locations.

Revenues for each of these segments are dependent upon the ultimate sale of products and services to the Company's customers. For information on revenues by geographic segment, see note 11 to the consolidated financial statements. Revenues of the Western Hemisphere are also influenced by its sale of products to the Eastern Hemisphere and Asia-Pacific segments. Accordingly, the operating incomes of each area are closely tied to third-party sales, and the operating income of the Western Hemisphere is also dependent upon its level of intercompany sales.

Currency Risk

Through its subsidiaries, the Company conducts a portion of business in currencies other than the United States dollar, principally the British pound sterling and, to a lesser extent the Brazilian real. The Company generally attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency and in U.S. dollars for the balance of the contract. Because of this strategy, the Company has not experienced significant transaction gains or losses associated with changes in currency exchange rates and does not anticipate such exposure to be material in the future. In 2004, 2005 and 2006, the Company had, net of income taxes, a gain of approximately $636,000, a loss of $527,000 and a gain of approximately $1,531,000, respectively. The U.K. intercompany balances were converted to an intercompany loan at the end of September 2006. The gain in 2006 was primarily due to large intercompany receivable balances due to the Company from the U.K. subsidiary in the latter part of the year as well as the strengthening of the British pound sterling compared to the U.S. dollar. The gain in 2004 and 2006 and the loss in 2005 were the result of currency fluctuations related to payables and trade receivables. There is no assurance that the Company will be able to protect itself against such fluctuations in the future. Historically, the Company has not conducted business in countries that limit repatriation of earnings. However, as the Company expands its international operations, it may begin operating in countries that have such limitations. Further, there can be no assurance that the countries in which the Company currently operates will not adopt policies limiting repatriation of earnings in the future. The Company also has significant investments in countries other than the United States, principally its manufacturing operations in Aberdeen, Scotland and, to a lesser extent, Singapore, Brazil and Norway. The functional currency of these foreign operations is the local currency except for Singapore, where the U.S. dollar is used. Financial statement assets and liabilities are translated at the end of the period exchange rates. Resulting translation adjustments are reflected as a separate component of stockholders' equity and have no current effect on earnings or cash flow.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based on the Company's Consolidated Financial Statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of the Consolidated Financial Statements requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes the following accounting policies affect its more significant judgments and estimates used in preparation of its consolidated financial statements.

Revenue Recognition. For the majority of the Company's sales, revenue is recorded at the time the manufacturing process is complete and the products have been shipped to the consumer. For these sales, ownership is transferred to the customer at the time of shipment. Service revenues are recorded at the time the service is rendered. Certain revenues are derived from long-term contracts, which generally require more than one year to fulfill. Revenues and cost of sales and related profits from long-term contracts are recognized under the percentage-of-completion method based on the ratio of costs incurred to total estimated costs. During 2006, 10 projects representing approximately 12% of the Company's revenue were accounted for using percentage-of-completion accounting. Losses, if any, on long-term contracts are recognized when they become known. Contracts for long-term projects usually contain provisions for customer progress payments. Payments and billings in excess of revenues recognized are deferred and are included as a customer prepayment liability. Allowances on accounts receivable are provided primarily on the specific-identification method.

Stock-Based Compensation. Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)") using the modified prospective transition method and accordingly, no prior periods have been restated. The Company is recognizing compensation expense for the unvested portion of awards outstanding at January 1, 2006 ratably over the remaining vesting period based on the fair value at the date of the grant. The fair value of the options was estimated using the Black-Scholes option pricing model. Prior to adopting SFAS 123(R), the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and complied with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense was based on the difference, if any, on the date of the grant, between the fair value of the Company's common stock and the exercise price of the option. No stock-based employee compensation cost was recognized in the Company's consolidated financial statements for the years ended December 31, 2004 and 2005, as all options previously granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Inventories. Inventory costs are determined principally by the use of the first-in, first-out (FIFO) method, and are stated at the lower of cost or market. Inventory is valued principally using standard costs that are calculated based upon direct costs incurred and overhead allocations. Periodically, obsolescence reviews are performed on slow-moving inventories and reserves are established based on current assessments about future demands and market conditions. The inventory values have been reduced by a reserve for excess and obsolete inventories. Inventory reserves of $15.7 million and $16.9 million were recorded as of December 31, 2005 and 2006, respectively. If market conditions are less favorable than those projected by management, additional inventory reserves may be required.

Contingent liabilities. We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from our assumptions and estimates, revisions to the estimated reserves for contingent liabilities would be required.

Off-Balance Sheet Arrangements

The Company has no derivative instruments and no off-balance sheet hedging or financing arrangements or contracts or operations that rely upon credit or similar ratings.

New Accounting Standards

In September 2006, the FASB issued FASB Statement 157 "Fair Value Measurements" ("SFAS No. 157") which defines and measures fair value and expands disclosures about fair value measurements. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company is evaluating the impact of adopting SFAS No. 157 on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109" ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. This interpretation prescribes that the Company recognize in its financial statements the impact of a tax position that is more likely than not to be sustained upon examination based upon the technical merits of the position, including resolution of any appeals. The interpretation provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 31, 2006. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The Company is currently exposed to certain market risks related to interest rate changes and fluctuations in foreign exchange rates. The Company does not engage in any material hedging transactions, forward contracts or currency trading which could be subject to market risks inherent to such transactions.

Foreign Exchange Rate Risk

Through its subsidiaries, the Company conducts a portion of its business in currencies other than the United States dollar, principally the British pound sterling and, to a lesser extent, the Brazilian real. The Company has not experienced significant transaction gains or losses associated with changes in currency exchange rates and does not anticipate such exposure to be material in the future. However, there is no assurance that the Company will be able to protect itself against currency fluctuations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Currency Risk" in Item 7 of this report.

The Company uses a sensitivity analysis model to measure the impact on revenue and net income of a 10% adverse movement of foreign currency exchange rates against the U.S. dollar over the previous year. Based upon this model, a 10% decrease would result in a decrease in revenues of approximately $12.5 million and a decrease in net income of approximately $2.4 million over this period. There can be no assurance that the exchange rate decrease projected above will materialize as fluctuations in exchange rates are beyond the Company's control.

Interest Rate Risk

As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," the Company has two credit facilities or loans that require the Company to pay interest at a floating rate. These floating-rate obligations expose the Company to the risk of increased interest expense in the event of increases in the short-term interest rates. Based upon the December 31, 2006 balance of approximately $3.4 million related to these floating rate obligations, each 1.0% rise in interest rates would result in additional annual interest expense to the Company of approximately $34,000, or $8,500 per quarter.

Item 8. *Financial Statements and Supplementary Data*

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management has designed its internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Management's assessment included review and testing of both the design effectiveness and operating effectiveness of controls over all relevant assertions related to all significant accounts and disclosures in the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

BDO Seidman, LLP, an independent registered public accounting firm, audited management's assessment of the effectiveness of internal control over financial reporting and issued their attestation report on management's assessment set forth on page 31.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Dril-Quip, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Dril-Quip, Inc. (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Dril-Quip, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Dril-Quip, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 1, 2007 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Houston, Texas
March 1, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Dril-Quip, Inc.

We have audited the accompanying consolidated balance sheets of Dril-Quip, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dril-Quip, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Dril-Quip, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated March 1, 2007 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Houston, Texas
March 1, 2007

DRIL-QUIP, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2004	2005	2006
	(In thousands, except per share data)		
Revenues	$221,586	$340,829	$442,742
Cost and expenses:			
Cost of sales	153,433	229,849	256,688
Selling, general, and administrative	32,749	40,916	44,085
Engineering and product development	17,090	20,867	19,559
	203,272	291,632	320,332
Operating income	18,314	49,197	122,410
Interest income	167	258	3,632
Interest expense	(1,267)	(2,045)	(669)
Income before income taxes	17,214	47,410	125,373
Income tax provision	4,741	14,843	38,482
Net income	$ 12,473	$ 32,567	$ 86,891
Earnings per common share:			
Basic	$ 0.36	$ 0.92	$ 2.21
Diluted	$ 0.36	$ 0.90	$ 2.15
Weighted average common shares outstanding:			
Basic	34,590	35,276	39,340
Diluted	34,740	36,206	40,342

The accompanying notes are an integral part of these statements.

DRIL-QUIP, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2006
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 32,762	$135,429
Trade receivables, net	108,330	144,820
Inventories, net	155,157	162,503
Deferred income taxes	9,333	15,424
Prepaids and other current assets	5,634	6,879
Total current assets	311,216	465,055
Property, plant, and equipment, net	116,583	129,340
Other assets	463	540
Total assets	$428,262	$594,935
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 48,111	$ 38,572
Current maturities of long-term debt	734	844
Accrued income taxes	6,401	15,760
Customer prepayments	11,634	39,387
Accrued compensation	8,782	9,916
Other accrued liabilities	14,662	13,326
Total current liabilities	90,324	117,805
Long-term debt, net of current maturities	3,113	2,876
Deferred income taxes	5,363	6,757
Total liabilities	98,800	127,438
Commitments and contingencies (Notes 8 and 9)		
Stockholders' equity:		
Preferred stock: 10,000,000 shares authorized at $0.01 par value (none issued)	—	—
Common stock:		
50,000,000 shares authorized at $0.01 par value, 38,543,946 and 40,357,656 issued and outstanding at December 31, 2005 and 2006, respectively	385	404
Additional paid-in capital	152,379	192,086
Retained earnings	177,729	264,620
Foreign currency translation adjustment	(1,031)	10,387
Total stockholders' equity	329,462	467,497
Total liabilities and stockholders' equity	$428,262	$594,935

The accompanying notes are an integral part of these statements.

DRIL-QUIP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2004	2005	2006
	(In thousands)		
Operating activities			
Net income	$ 12,473	$ 32,567	$ 86,891
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	11,779	13,426	15,087
Stock-based compensation expense	—	—	1,803
Loss (gain) on sale of equipment	184	(74)	(377)
Deferred income taxes	(403)	(3,542)	(4,614)
Changes in operating assets and liabilities:			
Trade receivables, net	(13,170)	(48,466)	(29,028)
Inventories, net	(2,628)	(48,789)	1,338
Prepaids and other assets	891	(2,029)	(1,087)
Accounts payable and accrued expenses	16,212	40,018	22,988
Net cash provided by (used in) operating activities	25,338	(16,889)	93,001
Investing activities			
Purchase of property, plant, and equipment	(17,061)	(20,557)	(24,133)
Proceeds from sale of equipment	216	1,351	843
Net cash used in investing activities	(16,845)	(19,206)	(23,290)
Financing activities			
Proceeds from revolving line of credit and long-term borrowings	—	160	206
Principal payments on long-term debt	(10,992)	(24,901)	(797)
Proceeds from offering, net	—	74,230	—
Proceeds from exercise of stock options	139	10,693	19,449
Excess tax benefits—options	13	2,779	18,474
Net cash provided by (used in) financing activities	(10,840)	62,961	37,332
Effect of exchange rate changes on cash activities	(819)	737	(4,376)
Increase (decrease) in cash and cash equivalents	(3,166)	27,603	102,667
Cash and cash equivalents at beginning of year	8,325	5,159	32,762
Cash and cash equivalents at end of year	$ 5,159	$ 32,762	$135,429

The accompanying notes are an integral part of these statements.

DRIL-QUIP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Foreign Currency Translation Adjustment	Total
			(In thousands)		
Balance at December 31, 2003	$345	$ 64,565	$132,689	$ 2,048	$199,647
Translation adjustment	—	—	—	4,091	4,091
Net income	—	—	12,473	—	12,473
Comprehensive income	—	—	—	—	16,564
Options exercised	—	139	—	—	139
Excess tax benefits—options	—	13	—	—	13
Balance at December 31, 2004	345	64,717	145,162	6,139	216,363
Translation adjustment	—	—	—	(7,170)	(7,170)
Net income	—	—	32,567	—	32,567
Comprehensive income	—	—	—	—	25,397
Offering; 3,000,00 common shares, net of offering expenses of $650,000	30	74,200	—	—	74,230
Options exercised	10	10,683	—	—	10,693
Excess tax benefits—options	—	2,779	—	—	2,779
Balance at December 31, 2005	385	152,379	177,729	(1,031)	329,462
Translation adjustment	—	—	—	11,418	11,418
Net income	—	—	86,891	—	86,891
Comprehensive income	—	—	—	—	98,309
Options exercised	19	19,430	—	—	19,449
Stock-based compensation	—	1,803	—	—	1,803
Excess tax benefits—options	—	18,474	—	—	18,474
Balance at December 31, 2006	$404	$192,086	$264,620	$10,387	$467,497

The accompanying notes are an integral part of these statements.

DRIL-QUIP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Dril-Quip, Inc., a Delaware corporation (the "Company" or "Dril-Quip") designs, manufactures, sells and services highly engineered offshore drilling and production equipment that is well suited for use in deepwater, harsh environment and severe service applications. The Company's principal products consist of subsea and surface wellheads, subsea and surface production trees, mudline hanger systems, specialty connectors and associated pipe, drilling and production riser systems, wellhead connectors and diverters. Dril-Quip's products are used by major integrated, large independent and foreign national oil and gas companies in offshore areas throughout the world. Dril-Quip also provides installation and reconditioning services and rents running tools for use in connection with the installation and retrieval of its products.

The Company's operations are organized into three geographic segments—Western Hemisphere (including North and South America; headquartered in Houston, Texas), Eastern Hemisphere (including Europe and Africa; headquartered in Aberdeen, Scotland) and Asia-Pacific (including the Pacific Rim, Southeast Asia, Australia, India and the Middle East; headquartered in Singapore). Each of these segments sells similar products and services and the Company has major manufacturing facilities in all three of its headquarter locations. See note 11 to the consolidated financial statements. The Company's major subsidiaries are Dril-Quip (Europe) Limited (DQE), located in Aberdeen with branches in Denmark, Norway and Holland; Dril-Quip Asia Pacific PTE Ltd. (DQAP), located in Singapore; and Dril-Quip do Brasil LTDA, located in Macae, Brazil. Dril-Quip (Nigeria) Ltd. is located in Port Harcourt, Nigeria and is a wholly-owned subsidiary of DQE.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Some of the Company's more significant estimates are those affected by critical accounting policies for revenue recognition, inventories and contingent liabilities.

Cash and cash equivalents

Short-term investments that have a maturity of three months or less from the date of purchase are classified as cash equivalents. The Company invests excess cash in short-term mutual funds rated as the highest quality by nationally recognized rating agencies. The funds primarily invest in short-term money market instruments that blend top-tier, high quality U.S. dollar denominated obligations which include commercial paper, certificates of deposit, master and promissory notes, municipal securities and repurchase agreements. The Company's investment objectives include the provision of a high level of current income consistent with the preservation of capital and the maintenance of liquidity.

Trade Receivables

The Company maintains an allowance for doubtful accounts on trade receivables equal to amounts estimated to be uncollectible. This estimate is based upon historical collection experience combined with a specific review of each customer's outstanding trade receivable balance. Management believes that the allowance for doubtful accounts is adequate, however, actual write-offs may exceed the recorded allowance. The following is a summary of activity relating to the allowance for doubtful accounts for the years ended December 31, 2004, 2005 and 2006:

	In thousands
Balance at December 31, 2003	$ 25
Charges to costs and expenses	2,710
Balance at December 31, 2004	2,735
Charges to costs and expenses	890
Recoveries	(1,752)
Balance at December 31, 2005	1,873
Charges to costs and expenses	1,306
Recoveries	(507)
Balance at December 31, 2006	$ 2,672

Inventories

Inventory costs are determined principally by the use of the first-in, first-out (FIFO) costing method, and are stated at the lower of cost or market. Inventory is valued principally using standard costs, that are calculated based upon direct costs incurred and overhead allocations. Periodically, obsolescence reviews are performed on slow moving inventories and reserves are established based on current assessments about future demands and market conditions. The inventory values have been reduced by a reserve for excess and obsolete inventories. Inventory reserves of $15.7 million and $16.9 million were recorded as of December 31, 2005 and 2006, respectively. If market conditions are less favorable than those projected by management, additional inventory reserves may be required.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost, with depreciation provided on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized. No impairment of long-lived assets existed at December 31, 2005 or 2006.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Current income taxes are provided on income reported for financial statement purposes, adjusted for transactions that do not enter into the computation of income taxes payable in the same year. Deferred tax assets and liabilities are measured using enacted tax rates for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Revenue Recognition

The Company delivers most of its products and services to its customers on an as-needed basis and records revenues as the products are shipped and as services are rendered. Allowances for doubtful accounts are determined generally on a case by case basis. Certain revenues are derived from long-term contracts which generally require more than one year to fulfill. Revenues and profits on long-term contracts are recognized under the percentage-of-completion method based on the ratio of costs incurred to total estimated costs. Price and cost estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percentage complete are reflected in the period when such estimates are revised. Losses, if any, on contracts are recognized when they become known. Contracts for long-term projects contain provisions for customer progress payments. Payments in excess of revenues recognized are included as a customer prepayment liability. At December 31, 2005 and 2006, trade receivables included $7,585,000 and $12,925,000 respectively, of unbilled revenue.

Foreign Currency

The financial statements of foreign subsidiaries are translated into U.S. dollars at period end exchange rates except for revenues and expenses, which are translated at average monthly rates. Translation adjustments are reflected as a separate component of stockholders' equity and have no current effect on earnings or cash flows. These adjustments amounted to a gain of $4,091,000, a loss of $7,170,000 and a gain of $11,418,000 in 2004, 2005 and 2006, respectively.

Foreign currency exchange transactions are recorded using the exchange rate at the date of the settlement. Exchange gains (losses) were approximately $636,000 in 2004, ($527,000) in 2005, and $1,531,000 in 2006, net of income taxes. These amounts are included in selling, general, and administrative costs in the consolidated statements of income.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)") using the modified prospective transition method and accordingly, no prior periods have been restated. The Company is recognizing compensation expense for the unvested portion of awards outstanding at January 1, 2006 ratably over the remaining vesting period based on the fair value at the date of the grant. The fair value of the options was estimated using the Black-Scholes option pricing model.

Prior to adopting SFAS 123(R), the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and complied with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense was based on the difference, if any, on the date of the grant, between the fair value of the Company's common stock and the exercise price of the option. No stock-based employee compensation cost was recognized in the Company's consolidated financial statements for the years ended December 31, 2004 and 2005, as all options previously granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards consistent with the method available under SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2004 and 2005 would have been reduced to the pro forma amounts listed below:

	Year ended December 31,	
	2004	2005
	(In thousands)	
Net Income		
As reported	$12,473	$32,567
Less: Compensation expense per SFAS No. 123, net of tax	(2,148)	(1,523)
Pro forma net income	$10,325	$31,044
Earnings per share		
As reported		
Basic	$ 0.36	$ 0.92
Diluted	$ 0.36	$ 0.90
Pro forma		
Basic	$ 0.30	$ 0.88
Diluted	$ 0.30	$ 0.86

As a result of adopting SFAS 123(R), stock-based compensation expense recognized as selling, general and administrative expense in the accompanying consolidated statement of income during the year ended December 31, 2006 totaled $1.8 million. No stock-based compensation was capitalized during the year. The Company's income before income taxes, net income and basic and diluted earnings per share for the year ended December 31, 2006 was $1.8 million, $1.2 million and $0.03 lower than if the Company had continued to account for stock-based compensation under APB Opinion No. 25.

The Company recognizes compensation expense on a straight line basis over the life of the option as opposed to recognizing expense based upon tranches. At December 31, 2006, there was $5.9 million of total unrecognized compensation expense related to nonvested stock option awards. This expense is expected to be recognized over a weighted average of 2.3 years.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, receivables, payables, and debt instruments. The carrying values of these financial instruments approximate their respective fair values as they are either short-term in nature or carry variable interest rates that approximate market rates.

Concentration of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include trade receivables. The Company grants credit to its customers, which operate primarily in the oil and gas industry. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for potential losses, and such losses have historically been within management's expectations.

In addition, the Company invests excess cash in short-term mutual funds. These money market funds, rated as the highest quality by nationally recognized rating agencies, are not insured or guaranteed by any governmental agency. Changes in the financial markets, including changes in interest rates, as well as changes in the performance of the issuers could affect the market value of our short-term investments.

Comprehensive Income

SFAS No. 130 "Reporting Comprehensive Income," establishes the rules for the reporting and display of comprehensive income and its components. SFAS No. 130 requires the Company to include unrealized gains or losses on foreign currency translation adjustments in comprehensive income. Generally, gains are attributed to a weakening U.S. dollar and losses are the result of a strengthening U.S. dollar.

Interest Capitalization

The Company capitalizes interest on significant construction projects for which interest costs are being incurred. These projects principally consist of construction or expansion of the Company's facilities. No interest was capitalized in 2004, 2005 or 2006.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed considering the dilutive effect of stock options using the treasury stock method.

New Accounting Standards

In September 2006, the FASB issued FASB Statement 157 "Fair Value Measurements" ("SFAS No. 157") which defines and measures fair value and expands disclosures about fair value measurements. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 157 on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109" ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. This interpretation prescribes that the Company recognize in its financial statements the impact of a tax position that is more likely than not to be sustained upon examination based upon the technical merits of the position, including resolution of any appeals. The interpretation provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

3. Inventories

Inventories consist of the following:

	December 31,	
	2005	2006
	(In thousands)	
Raw materials and supplies	$ 38,197	$ 40,861
Work in progress	30,844	35,624
Finished goods	101,767	102,891
	170,808	179,376
Less: allowance for obsolete and excess inventory	(15,651)	(16,873)
	$155,157	$162,503

Summary of allowance for obsolete and excess inventory:

	In thousands
Balance at December 31, 2003	$ 8,255
Charges to costs and expenses	2,417
Write-offs of obsolete inventory	(812)
Balance at December 31, 2004	9,860
Charges to costs and expenses	6,272
Write-offs of obsolete inventory	(481)
Balance at December 31, 2005	15,651
Charges to costs and expenses	2,226
Write-offs of obsolete inventory	(1,004)
Balance at December 31, 2006	$16,873

4. Property, Plant, and Equipment

Property, plant, and equipment consist of:

	Estimated Useful Lives	December 31,	
		2005	2006
		(In thousands)	
Land and improvements	10-25 years	$ 14,685	$ 21,543
Buildings	15-40 years	55,860	61,319
Machinery and equipment	3-10 years	142,206	162,167
		212,751	245,029
Less accumulated depreciation		(96,168)	(115,689)
		$116,583	$ 129,340

5. Long-Term Debt

Long-term debt consists of the following:

	December 31,	
	2005	2006
	(In thousands)	
Bank Financing	$3,669	$3,397
Equipment financing agreements	178	323
	3,847	3,720
Less current portion	(734)	(844)
	$3,113	$2,876

At December 31, 2006 the Company had a credit facility with Guaranty Bank, FSB providing an unsecured revolving line of credit of up to $65 million. At the option of the Company, borrowing under this facility bears interest at either a rate equal to LIBOR (London Interbank Offered Rate) plus 1.75% or the Guaranty Bank base rate. The facility calls for quarterly interest payments. The facility also contains certain covenants including maintaining minimum tangible net worth levels, not exceeding specified funded debt amounts and required interest coverage ratios. The Company is in compliance with all loan covenants. As of December 31, 2005 and 2006, the Company had no borrowings under this facility. In January 2007, at the Company's request, the credit facility was reduced from up to $65 million to up to $10 million. The remaining terms of the agreement were unchanged by the amendment. The amended agreement terminates on June 1, 2009.

Dril-Quip (Europe) Limited has a credit agreement with the Bank of Scotland dated March 21, 2001 in the original amount of U.K. Pounds *Sterling 4.0 million* (approximately U.S. $7.8 million). Borrowing under this facility bears interest at the Bank of Scotland base rate, which was 5% at December 31, 2006, plus 1%, and is repayable in 120 equal monthly installments, plus interest. Substantially all of this facility was used to finance capital expenditures in Norway. The outstanding balance of this facility at December 31, 2005 and 2006 was approximately U.S. $3.7 million and U.S. $3.4 million, respectively. The facility is secured by land and buildings in Aberdeen, Scotland and contains no restrictive financial covenants.

Interest paid on long-term debt for the years ended December 31, 2004, 2005 and 2006 was $1,194,000, $966,000 and $749,000 respectively. Scheduled maturities of long-term debt are as follows: 2007—$844,000; 2008—$843,000; 2009—$845,000; 2010—$847,000; 2011—$310,000; and thereafter—$31,000.

6. Income Taxes

Income before income taxes consisted of the following:

	Year ended December 31,		
	2004	2005	2006
		(In thousands)	
Domestic	$ 2,858	$30,302	$ 61,434
Foreign	14,356	17,108	63,939
Total	$17,214	$47,410	$125,373

The income tax provision (benefit) consists of the following:

	Year ended December 31,		
	2004	2005	2006
		(In thousands)	
Current:			
Federal	$1,394	$13,019	$24,975
Foreign	3,780	5,333	18,204
Total Current	5,174	18,352	43,179
Deferred:			
Federal	(515)	(3,216)	(4,675)
Foreign	82	(293)	(22)
Total deferred	(433)	(3,509)	(4,697)
	$4,741	$14,843	$38,482

The difference between the effective tax rate reflected in the provision for income taxes and the U.S. federal statutory rate was as follows:

	Year ended December 31,		
	2004	2005	2006
Federal income tax statutory rate	35.0%	35.0%	35.0%
Foreign income tax rate differential	(6.7)	(2.0)	(3.3)
Foreign sales benefit	(1.0)	(0.8)	(0.2)
Manufacturing benefit	—	(0.9)	(0.2)
Other	0.2	—	(0.6)
Effective tax rate	27.5%	31.3%	30.7%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The UK deferred tax valuation allowance was $0 and $176,000 at December 31, 2006 and 2005, respectively. Based upon existing market conditions and the Company's earnings prospects, it is anticipated that all deferred tax benefits will be realized in future years. Accordingly, the deferred tax valuation allowance was eliminated in 2006. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2005	2006
	(In thousands)	
Deferred tax assets:		
Deferred profit on intercompany sales	$ 3,005	$ 6,180
Inventory	1,972	2,946
Inventory reserve	1,942	2,521
Allowance for doubtful accounts	426	568
Reserve for contingent liabilities	715	2,183
Other	1,449	1,026
Total deferred tax assets	9,509	15,424
Deferred tax liability:		
Property, plant and equipment	(5,363)	(6,757)
Valuation allowance	(176)	—
Net deferred tax asset	$ 3,970	$ 8,667

Undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company may be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable.

The Company's income tax returns are subject to review and examination by the Internal Revenue Service ("IRS") and in August 2004, the ("IRS") scheduled an examination of the 2002 Tax Return. The audit was completed in 2006 and there were no material issues identified.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing, in some cases, an 85 percent dividends received deduction for dividends paid by certain non-U.S. subsidiaries of the U.S. corporation ("controlled foreign corporations") to the U.S. corporation. Based on the evaluation of the deduction by the Company, it was determined that it would not be beneficial to repatriate accumulated income earned abroad.

The Act further provides for a tax deduction for qualified production activities. Under the guidance of FASB Staff Position No 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by American Jobs Creation Act of 2004, the deduction will be treated as a "special deduction" as described in SFAS No. 109 and not as a reduction in the tax rate. As such, the special deduction has no effect on deferred tax assets and liabilities existing on the date of enactment. The Company's production activities qualify for the tax deduction and the Company's 2006 tax provision includes an estimated deduction of approximately $530,000.

The Company paid $2,257,000, $11,438,000 and $15,167,000 in income taxes in 2004, 2005 and 2006, respectively.

7. Other Accrued Liabilities

Other accrued liabilities consisted of the following:

	December 31,	
	2005	2006
	(In thousands)	
Payroll taxes	$ 2,300	$ 2,128
Property, sales and other taxes	2,185	3,502
Commissions payable	2,056	1,978
Accrued project costs	5,009	2,693
Other	3,112	3,025
Total	$14,662	$13,326

8. Employee Benefit Plans

The Company has a defined-contribution 401(k) plan covering domestic employees and a defined-contribution pension plan covering certain foreign employees. The Company generally makes contributions to the plans equal to each participant's eligible contributions for the plan year up to a specified percentage of the participant's annual compensation. The Company's contribution expense was $958,000, $1,147,000 and $1,520,000 in 2004, 2005 and 2006, respectively.

9. Commitments and Contingencies

The Company leases certain office, shop and warehouse facilities, automobiles, and equipment. The Company expenses all lease payments when incurred. Total lease expense incurred was $2,062,000, $2,340,000 and $3,023,000 in 2004, 2005 and 2006, respectively. Future annual minimum lease commitments at December 31, 2006 are as follows: 2007—$1,865,000; 2008—$914,000; 2009—$358,000; 2010—$193,000; 2011—$125,000; and thereafter—$2,174,000.

The Company operates its business and markets its products and services in most of the significant oil and gas producing areas in the world and is, therefore, subject to the risk customarily attendant to international operations and dependency on the condition of the oil and gas industry. Additionally, products of the Company are used in potentially hazardous drilling, completion, and production applications that can cause personal injury, product liability, and environmental claims. Although exposure to such risk has not resulted in any significant problems in the past, there can be no assurance that future developments will not adversely impact the Company.

The Company is involved in a number of legal actions arising in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the consolidated financial statements of the Company, although no assurance can be given with respect to the ultimate outcome of this litigation.

10. Stockholders' Equity

Under a Stockholder Rights Plan adopted by the Board of Directors in 1997, each share of common stock includes one Right to purchase from the Company a unit consisting of one one-hundredth of a share (a "Fractional Share") of Series A Junior Participating Preferred Stock at a specified purchase price per Fractional Share, subject to adjustment in certain events. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Company's Board of Directors.

11. Geographic Segments

	Year ended December 31,		
	2004	2005	2006
	(In thousands)		
Revenues			
Western Hemisphere			
Products	$ 74,996	$140,171	$185,692
Services	19,603	28,148	33,309
Intercompany	34,970	51,657	72,677
Total	$129,569	$219,976	$291,678
Eastern Hemisphere			
Products	$ 83,856	$113,466	$135,948
Services	14,781	17,789	29,042
Intercompany	1,482	2,285	2,955
Total	$100,119	$133,540	$167,945
Asia-Pacific			
Products	$ 24,073	$ 37,662	$ 50,900
Services	4,277	3,593	7,851
Intercompany	1,584	2,812	6,748
Total	$ 29,934	$ 44,067	$ 65,499
Summary			
Products	$182,925	$291,299	$372,540
Services	38,661	49,530	70,202
Intercompany	38,036	56,754	82,380
Eliminations	(38,036)	(56,754)	(82,380)
Total	$221,586	$340,829	$442,742
Income (loss) before income taxes			
Western Hemisphere	$ 2,866	$ 38,985	$ 82,490
Eastern Hemisphere	8,659	(613)	27,774
Asia-Pacific	5,891	12,566	24,742
Eliminations	(202)	(3,528)	(9,633)
Total	$ 17,214	$ 47,410	$125,373

	December 31,		
	2004	2005	2006
	(In thousands)		
Total Long-Lived Assets			
Western Hemisphere	$100,830	$102,270	$110,452
Eastern Hemisphere	26,317	27,085	30,782
Asia-Pacific	7,279	7,728	10,557
Eliminations	(20,928)	(20,037)	(21,911)
Total	$113,498	$117,046	$129,880
Total Assets			
Western Hemisphere	$172,602	$264,414	$368,709
Eastern Hemisphere	106,231	137,191	181,146
Asia-Pacific	28,798	33,012	57,760
Eliminations	(4,066)	(6,355)	(12,680)
Total	$303,565	$428,262	$594,935

The Company's operations are organized into three geographic segments—Western Hemisphere (including North and South America; headquartered in Houston, Texas), Eastern Hemisphere (including Europe and Africa; headquartered in Aberdeen, Scotland) and Asia-Pacific (including the Pacific Rim, Southeast Asia, Australia, India and the Middle East; headquartered in Singapore). Each of these segments sells similar products and services and the Company has major manufacturing facilities in all three of its headquarter locations.

Eliminations of operating profits are related to intercompany inventory transfers that are deferred until shipment is made to third party customers.

In 2006 and in 2005, no single customer accounted for more than 10% of the Company's revenues. In 2004, one customer accounted for approximately 15% of revenues.

12. Employee Stock Option Plan and Awards

On September 19, 1997, the Company adopted the Dril-Quip, Inc. 1997 Incentive Plan (as amended, the "1997 Plan") and the Company reserved 3,400,000 shares of Common Stock for use in connection with the 1997 Plan. During 2001, the Company reserved an additional 1,400,000 shares for use in connection with the 1997 Plan. Some options remain outstanding under the 1997 Plan, however no additional grants will be awarded under this plan. On May 13, 2004, the Company's stockholders approved the 2004 Incentive Plan of Dril-Quip, Inc. (the "2004 Plan"), which reserved up to 2,696,294 shares of Common Stock to be used in connection with the 2004 Plan. Persons eligible for awards under the 1997 Plan and 2004 Plan are employees holding positions of responsibility with the Company or any of its subsidiaries. Options granted under the 1997 Plan and the 2004 Plan have a term of ten years and become exercisable in cumulative annual increments of one-fourth of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of the grant.

The fair value of stock options granted is estimated on the grant date using the Black-Scholes option pricing model. The expected life was based on the Company's historical trends and volatility was based on the Company's common stock historical volatility. The risk-free interest rate is based on U.S. Treasury yield curve at the grant date. The Company does not pay dividends and therefore there is no dividend yield. There were no options granted in 2004 or 2005.

On October 27, 2006 the Company granted options to purchase 264,435 shares of common stock pursuant to the 2004 Plan to certain officers and employees. The following table presents the assumptions used in the option pricing model.

Expected life (years)	6.4
Volatility	47.8%
Risk-free interest rate	4.9%
Dividend yield	0.0%
Fair value of each option granted at October 27, 2006	$20.92

Option activity for the years ended December 31, 2004, 2005 and 2006 was as follows:

	Number of Options	Weighted Average Exercise Price	Aggregate intrinsic value (in millions)
Outstanding at December 31, 2003	4,006,960	$10.52	$
Exercised—1997 Plan	(15,000)	9.29	.4
Forfeited—1997 Plan	(43,500)	11.53	
Outstanding at December 31, 2004	3,948,460	10.51	
Exercised—1997 Plan	(942,200)	11.39	8.0
Forfeited —1997 Plan	(19,374)	8.67	
Outstanding at December 31, 2005	2,986,886	10.24	
Granted—2004 Plan	264,435	38.97	
Exercised—1997 Plan	(1,813,710)	11.14	52.8
Forfeited—1997 Plan	(10,126)	8.21	
Outstanding at December 31, 2006	1,427,485	$14.45	$35.3
Exercisable at December 31,			
2004	2,905,984	$11.22	$ 4.2
2005	2,506,322	$10.63	$32.5
2006	966,215	$ 9.16	$29.0

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Stock Options Outstanding		
Range of Exercise Prices	**Number Outstanding**	**Weighted Average Exercise Price**	**Weighted Average Contractual Life**
$7.48 to $12.00	1,143,550	$ 8.75	6.01 years
$16.06	19,500	$16.06	3.82 years
$38.97	264,435	$38.97	9.82 years
	1,427,485	$14.45	6.69 years

	Stock Options Exercisable		
Range of Exercise Prices	**Number Outstanding**	**Weighted Average Exercise Price**	**Weighted Average Contractual Life**
$7.48 to $12.00	946,715	$ 9.02	5.84 years
$16.06	19,500	$16.06	3.82 years
	966,215	$ 9.16	5.80 years

The following table summarizes information for equity compensation plans in effect as of December 31, 2006:

Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders	1,427,485	$ 14.45	2,431,859
Equity compensation plans not approved by stockholders	0	not applicable	0
Total	1,427,485	$ 14.45	2,431,859

13. Earnings Per Share

The following is a reconciliation of the basic and diluted earnings per share computation as required by Statement of Financial Accounting Standards No. 128, "Earnings per Share":

	Year Ended December 31,		
	2004	2005	2006
	(In thousands, except per share amounts)		
Net income	$12,473	$32,567	$86,891
Weighted average common shares outstanding	34,590	35,276	39,340
Effect of dilutive securities-options	150	930	1,002
Total shares and dilutive securities	34,740	36,206	40,342
Basic earnings per common share	$ 0.36	$ 0.92	$ 2.21
Diluted earnings per common share	$ 0.36	$ 0.90	$ 2.15
Options with an exercise price greater than average market price for the period	2,555	0	264

14. Common Stock

In September 2006, the board of directors of the Company approved a two-for-one common stock split in the form of a stock dividend. As a result, the split was paid in the form of a stock dividend on October 5, 2006 to stockholders of record as of the close of business on September 21, 2006. The Company issued 19.9 million shares of common stock as a result of the stock split. In addition, the number of shares of common stock issuable upon the exercise of outstanding stock options and the number of shares of common stock reserved for issuance under the Company's employee benefit plans were proportionately increased in accordance with the terms of those respective agreements and plans. The transaction reduced additional paid-in capital by $0.2 million and increased common stock by $0.2 million. All share and per share data (except par value) for all periods presented have been restated to reflect the stock split.

15. Quarterly Results of Operations:

	Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31
	(In thousands, except per share data) (Unaudited)			
2005				
Revenues	$70,004	$80,616	$95,324	$94,885
Cost of sales	48,944	55,783	64,158	60,964
Operating income	6,558	9,685	15,127	17,827
Net income	4,349	6,660	9,842	11,716
Earnings per share:				
Basic(1)	$ 0.12	$ 0.19	$ 0.28	$ 0.33
Diluted(1)	0.12	0.19	0.27	0.32

	Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31
	(In thousands, except per share data) (Unaudited)			
2006				
Revenues	$98,198	$108,476	$117,767	$118,301
Cost of sales	57,163	63,892	67,596	68,037
Operating income	24,963	30,553	33,092	33,802
Net income	17,319	21,273	23,412	24,887
Earnings per share:				
Basic(1)	$ 0.45	$ 0.54	$ 0.59	$ 0.62
Diluted(1)	0.44	0.53	0.58	0.61

(1) The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," effective January 1, 2006.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including the Company's Co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Company's Co-Chief Executive Officers and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006 to provide reasonable assurance that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and such information is accumulated and communicated to management, including the Company's Co-Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

"Management's Annual Report on Internal Control over Financial Reporting" appears on page 30 of this annual report on Form 10-K.

There has been no change in the Company's internal controls over financial reporting that occurred during the three months ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item is set forth under the captions "Election of Directors," "Corporate Governance Matters" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement (the "2007 Proxy Statement") for its annual meeting of stockholders to be held on May 9, 2007, which sections are incorporated herein by reference.

Pursuant to Item 401(b) of Regulation S-K, the information required by this item with respect to executive officers of the Company is set forth in Part I of this report.

Item 11. ***Executive Compensation***

The information required by this item is set forth in the sections entitled "Director Compensation," "Executive Compensation" and "Corporate Governance Matters" in the 2007 Proxy Statement, which sections are incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item is set forth in the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation—Equity Compensation Plan Information" in the 2007 Proxy Statement, which sections are incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is set forth in the section entitled "Corporate Governance Matters" in the 2007 Proxy Statement, which section is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is set forth in the sections entitled "Approval of Appointment of Independent Public Accounting Firm—Fees" and "—Audit Committee Pre-Approval Policy for Audit and Non-Audit Services" in the 2007 Proxy Statement, which sections are incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) Financial Statements

All financial statements of the registrant are set forth under Item 8 of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

All schedules and other statements are omitted because of the absence of conditions under which they are required or because the required information is presented in the financial statements or notes thereto.

(a)(3) Exhibits

Dril-Quip will furnish any exhibit to a stockholder upon payment by the stockholder of the Company's reasonable expenses to furnish the exhibit.

Exhibit No.		Description
*3.1	—	Restated Certificate of Incorporation of the Company (Incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-33447)).
*3.2	—	Bylaws of the Company (Incorporated herein by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1 (Registration No. 333-33447)).
*4.1	—	Certificate of Designations for Series A Junior Participating Preferred Stock (Incorporated herein by reference to Exhibit 3.3 to the Company's Report on Form 10-Q for the Quarter ended September 30, 1997).
*4.2	—	Form of certificate representing Common Stock (Incorporated herein by reference to Exhibit 4.1 the Company's Registration Statement on Form S-1 (Registration No. 333-33447)).
*4.3	—	Registration Rights Agreement among the Company and certain stockholders (Incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-33447)).
*4.4	—	Rights Agreement between the Company and ChaseMellon Shareholders Services, L.L.C., as rights agent (Incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1 (Registration No. 333-33447)).
*10.1.1	—	Credit Agreement between the Company and Guaranty, FSB dated May 18, 2001 (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended June 30, 2001 (SEC File No. 001-13439)).
*10.1.2	—	First Amendment to Credit Agreement between Dril-Quip, Inc. and Guaranty Bank, FSB effective November 19, 2001 (Incorporated herein by reference to Exhibit 4.5 to the Company's Report on Form 10-Q for the Quarter ended June 30, 2005).
*10.1.3	—	Second Amendment to Credit Agreement between Dril-Quip, Inc. and Guaranty Bank, FSB effective May 16, 2003 (Incorporated herein by reference to Exhibit 4.6 to the Company's Report on Form 10-Q for the Quarter ended June 30, 2005).
*10.1.4	—	Third Amendment to Credit Agreement between Dril-Quip, Inc. and Guaranty Bank, FSB effective June 1, 2005 (Incorporated herein by reference to Exhibit 4.7 to the Company's Report on Form 10-Q for the Quarter ended June 30, 2005).
**10.1.5	—	Fourth Amendment to the Credit Agreement between Dril-Quip, Inc. and Guaranty Bank, FSB effective January 26, 2007.
*10.2	—	Credit Agreement between Dril-Quip (Europe) Limited and Bank of Scotland dated November 18, 1999 (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the Quarter ended March 30, 2000 (SEC File No. 001-13439)).
*10.3	—	Form of Employment Agreement between the Company and each of Messrs. Reimert, Smith and Walker (Incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (Registration No. 333-33447)).
*10.4	—	2004 Incentive Plan of Dril-Quip, Inc. (Incorporated herein by reference to Annex II to the Company's Proxy Statement, filed on March 22, 2004, for the annual meeting of Stockholders held on May 13, 2004 (SEC file No. 001-13439)).

Exhibit No.		Description
**+10.5	—	Summary of Executive Officer and Non-employee Director Compensation.
**21.1	—	Subsidiaries of the Registrant.
**23.1	—	Consent of BDO Seidman, LLP.
**31.1	—	Rule 13a-14(a)/15d-14(a) Certification of Larry E. Reimert.
**31.2	—	Rule 13a-14(a)/15d-14(a) Certification of Gary D. Smith.
**31.3	—	Rule 13a-14(a)/15d-14(a) Certification of J. Mike Walker.
**31.4	—	Rule 13a-14(a)/15d-14(a) Certification of Jerry M. Brooks.
**32.1	—	Section 1350 Certification of Larry E. Reimert.
**32.2	—	Section 1350 Certification of Gary D. Smith.
**32.3	—	Section 1350 Certification of J. Mike Walker.
**32.4	—	Section 1350 Certification of Jerry M. Brooks.

* Incorporated herein by reference as indicated.

\+ Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K.

** Filed with this Report

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 1, 2007.

DRIL-QUIP, INC.

By: /s/ LARRY E. REIMERT

Larry E. Reimert
Co-Chairman of the Board of Directors

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ J. MIKE WALKER **J. MIKE WALKER**	Co-Chairman of the Board and Director (Co-Principal Executive Officer)	March 1, 2007
/s/ LARRY E. REIMERT **LARRY E. REIMERT**	Co-Chairman of the Board and Director (Co-Principal Executive Officer)	March 1, 2007
/s/ GARY D. SMITH **GARY D. SMITH**	Co-Chairman of the Board and Director (Co-Principal Executive Officer)	March 1, 2007
/s/ JERRY M. BROOKS **JERRY M. BROOKS**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 1, 2007
/s/ JOHN V. LOVOI **JOHN V. LOVOI**	Director	March 1, 2007
/s/ L.H. DICK ROBERTSON **L.H. DICK ROBERTSON**	Director	March 1, 2007
/s/ A.P. SHUKIS **A.P. SHUKIS**	Director	March 1, 2007
/s/ GARY L. STONE **GARY L. STONE**	Director	March 1, 2007

DRIL-QUIP®

Stockholder Information

Corporate Information

Corporate Address

DRIL-QUIP, INC.
13550 Hempstead Hwy.
Houston, TX 77040
Telephone: (713) 939-7711

Transfer Agent

Mellon Investor Services, L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07760

Outside Legal Counsel

Baker Botts L.L.P.
Houston, TX

Independent Registered Public Accountants

BDO Seidman, LLP
Houston, TX

Additional Information

Analysts, portfolio managers, representatives of the news media and other interested parties seeking financial information about the Company should contact:

DRIL-QUIP, INC.
Investor Relations
13550 Hempstead Hwy.
Houston, TX 77040
(713) 939-7711
www.dril-quip.com

Common Stock

DRIL-QUIP, INC.'S common stock is listed on the New York Stock Exchange under the symbol "DRQ".

Annual Meeting

The annual meeting of shareholders will be held May 9, 2007, at 3:00 p.m. at the Omni Houston Westside at 13210 Katy Freeway in Houston, TX. Information with respect to the annual meeting is contained in the Proxy Statement sent to the holders of DRIL-QUIP, INC. common stock. This 2006 Annual Report is not to be considered a part of the proxy soliciting materials.



Standing, left to right: Gary D. Smith, Larry E. Reimert, J. Mike Walker
Seated, left to right: L.H. Dick Robertson, Gary L. Stone, A.P. Shukis, John V. Lovoi

Board of Directors

John V. Lovoi
Managing Partner
JVL Advisors, L.L.C.

Larry E. Reimert
Co-Chairman of the Board

L.H. Dick Robertson
Private Investor

A.P. Shukis
Business Consultant

Gary D. Smith
Co-Chairman of the Board

Gary L. Stone
Private Investor

J. Mike Walker
Co-Chairman of the Board

Corporate Officers

Larry E. Reimert
Co-Chief Executive Officer –
Engineering, Product
Development and Finance

Gary D. Smith
Co-Chief Executive Officer –
Sales, Service, Training
and Administration

J. Mike Walker
Co-Chief Executive Officer –
Manufacturing, Purchasing and
Facilities

Jerry M. Brooks
Chief Financial Officer

DRIL-QUIP, INC.
13550 Hempstead Hwy.
Houston, TX 77040
(713) 939-7711
www.dril-quip.com

END